UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the six month period ended September 30, 2016

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I

CONVENTIONS USED IN THIS FORM

In this report, we refer to information regarding the zinc, oil and gas, iron ore, copper, aluminium and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

On February 25, 2012, Vedanta Resources Plc, the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited and a consolidation of various subsidiaries held by Vedanta Resources Plc to effect the consolidation and simplification of Vedanta Resources Plc’s corporate structure through two series of transactions (together the “Reorganization Transactions”). The Reorganization Transactions were completed during fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. On April 21, 2015 the name of Sesa Sterlite Limited was changed to Vedanta Limited.

Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the fiscal year ended March 31, 2016 and for six months period ended September 30, 2015 and 2016 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, (“IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “Rs.”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupees to US dollars at the rate of Rs. 66.58 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as at September 30, 2016. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rate.

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions, references to “UK” are to the United Kingdom, references to “Australia” are to the Commonwealth of Australia, references to “India” are to the Republic of India, and references to the “GoI” or “GOI” are to the Government of India, references to “Namibia” are to the Republic of Namibia, references to “South Africa” are to the Republic of South Africa, references to “Ireland” are to the “Republic of Ireland” and references to “Sri Lanka” are to the “Democratic Socialist Republic of Sri Lanka”. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rs”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India. References to “AUD”, “Australian dollars” are to the legal currency of the Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the Republic of China.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “bcf” are to billion cubic feet, and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Cairn India Limited and its subsidiaries, in which the Ravva royalty is not netted off.

II

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we”, “us”, “our”, “Vedanta Limited”, “our Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited and its subsidiaries (“Cairn India”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited (TCM), Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“ Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited(“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Sterlite Infraventures Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Pecvest 17 Proprietary Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Twin Star Energy Holdings Limited (“TEHL”), Twin Star Mauritius Holdings Limited (“TMHL”), Western Cluster Limited (“WCL”), Vedanta Exploration Ireland Limited, Maritime Ventures Private Limited and Goa Seaport Private Limited.

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Konkola Resources Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, Sesa Sterlite Mauritius Holdings Limited and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

References to The London Metal Exchange Limited (“LME”) price of zinc, copper and aluminium are to the cash seller and settlement price on the LME for copper, zinc and aluminium respectively for the period indicated. References to primary market share in this rSIX MONTHSeport are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This form contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	a decline or volatility in the demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

III

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta Limited’s commercial power business and challenges in operationalization of investment in aluminium and power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with the respective local communities and our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•	terrorist attacks and other acts of violence, natural disasters, increasing impact of climate change and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere; and

•	failure of digital infrastructures and cyber security attacks due to negligence or IT security failures;

•	our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves;

•	transitioning of zinc and lead mining operations from open pit to underground mining.

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

IV

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)

Unaudited Condensed Consolidated Interim Statements of Profit or Loss for the six months ended September 30, 2015 and 2016.	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the half year ended September 30, 2015 and 2016.	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2016 and September 30, 2016.	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months ended September 30, 2015, and 2016.	F-5
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended September 30, 2015 and 2016.	F-6
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-8

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	Notes	2015	2016	2016
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Revenue		332,892	300,286	4,510.2
Cost of sales		(270,518)	(235,527)	(3,537.5)

Gross profit		62,374	64,759	972.7
Other operating income		3,468	2,488	37.2
Distribution expenses		(4,859)	(6,335)	(95.1)
Administration expenses		(14,398)	(9,464)	(142.1)

Operating profit		46,585	51,448	772.7
Investment and other income	4	22,696	27,094	406.9
Finance and other costs	5	(29,606)	(30,427)	(457.0)

Profit before tax		39,675	48,115	722.6
Income tax expense	6	(17,428)	(12,940)	(194.3)

Profit for the period		22,247	35,175	528.3

Profit attributable to:
Equity holders of the parent		10,151	18,691	280.7
Non-controlling interests		12,096	16,484	247.6
Earnings per share	13
Basic		3.42	6.30	0.09
Diluted		3.42	6.30	0.09
Weighted average number of equity shares used in computing earnings per share
Basic		2,965,004,871	2,965,004,871	2,965,004,871
Diluted		2,965,004,871	2,965,004,871	2,965,004,871

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Profit for the period	22,247	35,175	528.3
Other comprehensive income, net of income tax:
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,933	1,537	23.1
Gain on available-for-sale financial investments	115	43	0.6
Cash flow hedges	130	(326)	(4.9)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(52)	(133)	(2.0)

Total other comprehensive income for the period, net of income tax	6,126	1,121	16.8

Total comprehensive income	28,373	36,296	545.1

Total comprehensive income attributable to:
Equity holders of the parent	6,040	18,904	283.9
Non-controlling interests	22,333	17,392	261.2

	28,373	36,296	545.1

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As at		March 31, 2016	September 30, 2016	September 30, 2016
		(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment		874,575	895,098	13,443.8
Exploratory and evaluation assets		105,899	96,868	1,454.9
Other intangible assets		6,301	6,188	92.9
Leasehold land prepayments		3,545	3,430	51.5
Deferred tax assets		82,481	82,596	1,240.6
Financial asset investments		432	475	7.2
Derivative financial assets		53	38	0.6
Current tax asset – non-current		23,996	25,441	382.1
Other non-current assets		16,992	18,833	282.9

Total non-current assets		1,114,274	1,128,967	16,956.5

Current assets
Inventories		81,261	92,023	1,382.2
Current tax asset		2,768	420	6.3
Trade and other receivables		79,295	93,096	1,398.3
Short-term investments		566,192	522,855	7,853.0
Derivative financial assets		1,228	133	2.0
Restricted cash and cash equivalents	7	3,367	3,698	55.5

Cash and cash equivalents	8	20,870	19,812	297.6

Total current assets		754,981	732,037	10,994.9

Total assets		1,869,255	1,861,004	27,951.4

LIABILITIES
Current liabilities
Short-term borrowings	9	182,328	254,600	3,824.0
Acceptances		99,500	102,761	1,543.4
Trade and other payables		252,706	213,581	3,207.9
Derivative financial liabilities		4,474	3,563	53.6
Retirement benefits		340	502	7.5
Provisions		1,693	1,409	21.2
Current tax liabilities		703	2,659	39.9

Total current liabilities		541,744	579,075	8,697.5

Net current assets		213,237	152,962	2,297.4

Non-current liabilities
Long-term borrowings	9	493,784	412,122	6,189.9
Deferred tax liabilities		30,212	33,122	497.5
Derivative financial liabilities		78	216	3.2
Retirement benefits		1,584	1,182	17.7
Provisions		10,732	19,655	295.2
Other non-current liabilities		14,863	5,794	87.0

Total non-current liabilities		551,253	472,091	7,090.5

Total liabilities		1,092,997	1,051,166	15,788.0

Net assets		776,258	809,838	12,163.4

EQUITY
Share capital	12	2,965	2,965	44.5
Securities premium		200,010	200,010	3,004.1
Other components of equity		13,203	13,500	202.8
Retained earnings		194,982	213,485	3,206.4

Equity attributable to equity holders of the parent		411,160	429,960	6,457.8
Non-controlling interests		365,098	379,878	5,705.6

Total equity		776,258	809,838	12,163.4

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash flows from operating activities
Profit for the period	22,247	35,175	528.3
Adjustments to reconcile profit to net cash provided by operating activities:
Income tax expense recognised in profit or loss	17,428	12,940	194.3
Depreciation and amortization	39,382	30,405	456.7
Unsuccessful exploration costs written off	151	29	0.4
Fair value gain on financial assets held for trading	(15,740)	(21,069)	(316.5)
(Profit)/ loss on sale of property, plant and equipment, net	62	(50)	(0.7)
Exchange loss, net	3,069	2,454	36.9
Interest and dividend income	(6,477)	(6,025)	(90.5)
Interest expenses	28,101	29,114	437.3
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	9,203	(11,494)	(172.6)
(Increase)/Decrease in inventories	(2,101)	(10,474)	(157.3)
(Increase)/decrease in other current and non-current assets	3,187	(1,066)	(16.0)
Increase/(decrease) in trade and other payable	56,778	(48,738)	(732.0)
(Decrease)/ Increase in other current and non-current liabilities	(3,118)	44,693	671.3
Proceeds from short term investments	305,795	526,620	7,909.6
Purchases of short term investments	(335,248)	(467,727)	(7,025.0)

Cash generated from operations	122,719	114,787	1,724.2

Interest paid	(26,889)	(34,227)	(514.1)
Interest received	5,428	11,392	171.1
Dividend received	3	5	0.1
Income tax paid	(9,884)	(21,006)	(315.5)

Net cash from operating activities	91,377	70,951	1,065.8

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(38,152)	(19,338)	(290.5)
Proceeds from sale of property, plant and equipment	180	445	6.7
Exploration and evaluation assets	(3,742)	(4)	(0.1)
Loans repaid by related parties	24	—	—

Proceeds from short-term deposits	7,230	23,482	352.7
Purchases of short-term deposits	(19,455)	(21,590)	(324.3)
Net changes in restricted cash and cash equivalents	(1,729)	(331)	(5.0)

Net cash (used) in investing activities	(55,644)	(17,336)	(260.5)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	(9,778)	30,558	459.0
Proceeds from acceptances	33,189	83,499	1,254.1
Repayment of acceptances	(20,135)	(80,236)	(1,205.1)
Proceeds from other short-term borrowings	210,772	252,422	3,791.3
Repayment of other short-term borrowings	(239,282)	(189,664)	(2,848.7)
Proceeds from long-term borrowings	61,895	13,824	207.6
Repayment of long-term borrowings	(47,550)	(21,214)	(318.6)
Loans repaid to related party	(1,377)	(98,808)	(1,484.1)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(6,968)	—	—
Payment of dividends to non-controlling interest, including dividend distribution tax	(8,080)	(45,529)	(683.8)
Payment for buyback of shares at subsidiary [including buyback expenses]	—	—	—

Net cash (used) in financing activities	(27,314)	(55,148)	(828.3)

Effect of exchange rate changes on cash and cash equivalents	20	475	7.1
Net (decrease)/ increase in cash and cash equivalents	8,439	(1,058)	(15.9)
Cash and cash equivalents at the beginning of the year	8,621	20,870	313.5
Cash and cash equivalents at the end of the period	17,060	19,812	297.6

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment including exploration and evaluation assets	58,839	62,118	933.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

(a)	For the six months ended September 30, 2015:

	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total

Balance as at April 1, 2015	2,965	200,010	20,674	199	(189)	337,448	561,107	467,501	1,028,608
Profit for the period	—	—	—	—	—	10,151	10,151	12,096	22,247
Exchange differences on translation of foreign operations	—	—	(4,286)	—	—	—	(4,286)	10,219	5,933
Movement in available for sale financial investments	—	—	—	115	—	—	115	—	115
Re- measurement of defined benefit obligation, net of tax*	—	—	—	—	—	(47)	(47)	(5)	(52)
Net movement in fair value of cash flow hedges, net of tax*	—	—	—	—	107	—	107	23	130

Total comprehensive (loss)/income for the period	—	—	(4,286)	115	107	10,104	6,040	22,333	28,373

Other change in equity	—	—	—	—	—	—	—	284	284
Dividend paid including tax on dividend	—	—	—	—	—	(6,968)	(6,968)	(8,080)	(15,048)

Balance as at September 30, 2015	2,965	200,010	16,388	314	(82)	340,584	560,179	482,038	1,042,217

Balance as at September 30, 2015 (in US dollars in million)	45.3	3,053.6	250.2	4.8	(1.3)	5,199.8	8,552.4	7,359.4	15,911.8

(b)	For the six months ended September 30, 2016:

	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total

Balance as at April 1, 2016	2,965	200,010	12,870	369	(36)	194,982	411,160	365,098	776,258
Profit for the period						18,691	18,691	16,484	35,175
Exchange differences on translation of foreign operations			558				558	979	1,537
Movement in available for sale financial investments				43			43	—	43
Re- measurement of defined benefit obligation, net of tax*						(85)	(85)	(48)	(133)
Net movement in fair value of cash flow hedges, net of tax*					(304)		(304)	(22)	(326)

Total comprehensive (loss)/income for the period	—	—	558	43	(304)	18,606	18,903	17,393	36,296

Other change in equity						(103)	(103)	103	—
Dividend paid including tax on dividend							—	(2,716)	(2,716)

Balance as at September 30, 2016	2,965	200,010	13,428	412	(340)	213,485	429,960	379,878	809,838

Balance as at September 30, 2016 (in US dollars in million)	44.5	3,004.1	201.7	6.2	(5.1)	3,206.4	6,457.8	5,705.6	12,163.4

*	Refer to Note 6(b) for tax related to each component of other comprehensive income / (loss)

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Business overview

Vedanta Limited and its consolidated subsidiaries (collectively, the “Group” or “Vedanta Limited”) is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. The Group is also in the business of commercial power generation and port operations in India.

Vedanta Limited’s shares are listed in India on the Bombay Stock Exchange and the National Stock Exchange and its ADSs are listed on the New York Stock Exchange.

Vedanta Limited is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta, a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star, Finsider, West Globe and Welter held 46.5%, 13.5%, 1.5% and 1.3% respectively of Vedanta Limited equity as at September 30, 2016.

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2016. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulfuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh consisting of a zinc smelter and a sulfuric acid plant which were suspended since the last quarter of fiscal 2012, has been discontinued in fiscal 2014.

The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland that ceased operations in December 2015) as at 30 September 2016.

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil and gas, in which the Group has 59.9 % interest as at 30 September 2016. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa. On October 15, 2015, at the expiry of second phase extension, the Group has relinquished the block in Sri Lanka and is in the process of closing down the Sri Lankan operations.

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Private Limited, and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and Narrain mines situated at state of Karnataka in India. The business also has a Metallurgical Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is a wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulfuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE. The operations of Mt Lyell copper mine was suspended in January 2014 following a mud slide incident and the operations at Mt Lyell copper mine have been put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014.

The Group’s aluminium business is owned and operated by Vedanta Limited and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at September 30, 2016. The aluminium operations include a refinery and a captive power plant at Lanjigarh and a smelter, a thermal coal based captive power facility at Jharsuguda both situated in the State of Orissa in India. The commissioning of pots at the first line of the 1.25 mtpa Jharsuguda-II aluminium smelter was completed at the end of July 2016. However, this line was impacted by a power outage in early August, following which 168 pots were taken out of production. The impacted pots are currently being rectified, and 26 pots were restarted till October end. Refinery expansion project being set up at Lanjigarh was on hold since October 20, 2010, as the MoEF had directed the Company to hold further expansion. However, environment clearance for the Lanjigarh expansion project has been received in the quarter ending December 31, 2015. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in central India. The BALCO-II smelter was commissioned, with all 336 pots operational in August 2016. However, a technical issue in September 2016 took 167 pots out of production. Rectification work is in progress and these pots are expected to be re-started by fourth quarter of fiscal 2017.

The Group’s power business is owned and operated by Vedanta Limited, BALCO, HZL, MALCO Energy Limited (“MEL”) and Talwandi Sabo Power Limited (“TSPL”), wholly owned subsidiaries of Vedanta Limited which are engaged in the power generation business in India. Vedanta Limited’s power operations include thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India. In 2015, the Company had petitioned to OERC to convert the 600 MW X 4 IPP into Captive power plant (CPP) to cater the power needs of the 1.25 MTPA smelter at Jharsuguda. After many deliberations and considerations of facts, OERC issued an order of conversion of Unit 1, 3 and 4 into captive power plants with effect from 1 April 2015, however retained the IPP status of Unit 2 to fulfill the obligation under PPA with GRIDCO. BALCO power operations include 600MW (2 units of 300MW each) thermal coal based power plants at Korbaand are referred to as IPP 600 MW. The first 300 MW unit of the IPP 600 MW was capitalized on August 1, 2015. The second unit has been commissioned and started commercial production from May 1, 2016. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities. The first 660MW unit of the Talwandi Saboo power plant (TSPL) was capitalized in financial year 2015 and second 660 MW unit was capitalized on December 1, 2015. The third 660MW unit at TSPL achieved Commercial Operation Date (COD) on August 24, 2016 and was capitalized on September 1, 2016. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India.

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 100 % interest. Vizag port project includes the mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

These unaudited condensed consolidated interim financial statements of Vedanta Limited were authorized for issuance by Vedanta Limited board of directors on December 4, 2016

2. Basis of preparation of financial statements

a. Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, as issued by International Accounting Standards Board (“IASB”)

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies as applied in the audited consolidated financial statements as of 31 March 2016.

b. Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments which are measured at fair values at the end of each reporting period.

c. Going concern

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.

d. Convenience translation

The unaudited condensed consolidated interim financial statements are presented in Indian Rupee, the functional currency of the Company. Solely for the convenience of readers, the unaudited condensed consolidated interim financial statements as at and for the period ended September 30, 2016 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 66.58 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2016. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Application of new and revised standards

With effect from April 1, 2016, the Group has adopted the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the financial statements.

•	Amendments to IFRS 11 – Acquisition of an interest in a joint operation requires that when an entity acquires an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, it shall apply, to the extent of its share in accordance with the guidance in this standard, all of the principles on business combinations accounting in IFRS 3, and all other IFRSs in relation to business combinations. The amendments apply prospectively.

•	Amendment to IAS 16 and IAS 38 - This clarifies the use of methods based on revenue to calculate the depreciation is not appropriate. This is because such methods reflect a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits, revenue is presumed to be inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

•	Amendments to IAS 1: Disclosure Initiative to improve and simplify disclosures within existing disclosure requirements.

•	Amendments to IAS 27: Equity method in separate financial statements - The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements. The amendments are to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

•	Amendments to IAS 16 and IAS 41: Bearer plants.

•	Amendments to IFRS 10, IFRS 12 and IAS 28: Investment entities: Applying the Consolidation Exemption.

Annual Improvements to IFRSs 2012-2014 Cycle

2012-2014 Cycle and Annual Improvements to IFRSs: 2012-2014 Cycle, are part of annual process of revising and improving existing standards. These are applicable with mandatory effective date of January 1, 2016.

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Changes in methods of disposal. It adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

•	IFRS 7 Financial Instruments: Disclosures with consequential amendments to IFRS 1: Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. It further clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.

•	IAS 19 Employee Benefits: Discount rate: regional market issue. Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level).

•	IAS 34 Interim Financial Reporting: Disclosure of information ‘elsewhere in the interim financial report’. Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference.

The Group has not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 9 – Financial Instruments

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognised in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements. The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 – Revenue from contracts with Customers outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognise revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively including service revenues and contract modifications and improve guidance for multiple-element arrangements. The new Standard will come into effect for the annual reporting periods beginning on or after 1 January 2018 with early application permitted.

IFRS 16 – Leases

IFRS 16- Leases, specifies recognition, measurement and disclosure criteria for leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The new Standard will come into effect for the annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15 Revenue from Contracts with Customers has also been applied.

Following other standard, improvements and amendments to the standards have been issued upto the date of authorisation of these financial statements and will be applicable for the annual reporting periods beginning on or after January 1, 2017.

•	Amendments to IAS 7, Statement of cash flows on disclosure initiative

•	Amendments to IAS 12, ‘Income taxes’ on Recognition of deferred tax assets for unrealised losses

The Group is evaluating the requirements of these standards, improvements and amendments and has not yet determined the impact on the consolidated financial statements.

4. Investment and other income

For the six months ended September 30,	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Fair value gain on financial assets held for trading	15,740	21,069	316.5
Interest income on financial assets held for trading	2,305	3,183	47.8
Interest income on bank deposits	1,810	927	13.9
Interest income on loans and receivables	2,359	2,151	32.3
Dividend income on available for sale investments	3	5	0.1
Foreign exchange gain/(loss) (Net)	479	(241)	(3.7)

	22,696	27,094	406.9

5. Finance and other costs

For the six months ended September 30,	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Interest on borrowings other than convertible notes(1)	28,949	27,708	416.2
Bank charges	486	988	14.8
Unwinding of discount on provisions	387	337	5.1
Net foreign exchange loss on foreign currency borrowings	2,489	1,411	21.1
Other	98	4,352	65.4
Capitalisation of borrowing costs	(2,803)	(4,369)	(65.6)

	29,606	30,427	457.0

Notes:

(1)	Finance costs include Rs. 28,949 million and Rs.27,708 million ($ 416.2 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the six months ended September 30, 2015 and 2016 respectively.

6. Income tax expense

The major components of income tax expense for the six months ended September 30, 2015 and 2016 are indicated below:

(a) unaudited condensed consolidated interim statements of income

For the six months ended September 30,	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current tax:
Current tax on profit for the period	13,771	10,463	157.1
Charge/ (credit) in respect of current tax for earlier years	(518)	—	—

Total current tax	13,253	10,463	157.1

Deferred tax:
Origination and reversal of temporary differences	1,891	2,477	37.2
Charge in respect of deferred tax for earlier years	106	—	—
Effect of change in Tax Rate	2,178	—	—

Total deferred tax	4,175	2,477	37.2

Tax expense for the period	17,428	12,940	194.3
Effective income tax rate (%)	44.0%	26.9%	26.9%

(b) Consolidated statements of comprehensive income

For the six months ended September 30,	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Deferred tax (credit) / charge on:
— cash flow hedges	198	(43)	(0.6)
— reclassification adjustments on cash flow hedges	(124)	(91)	(1.4)
— remeasurement of defined benefit obligation	(131)	(38)	(0.6)

	(57)	(172)	(2.6)

7. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at
	March 31, 2016	September 30, 2016	September 30, 2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks	3,367	3,698	55.5

	3,367	3,698	55.5

Cash at banks is restricted in use as it relates to unclaimed deposits and debentures, dividends, escrow account for buyback of its own shares by Cairn and interest on debentures.

8. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at
	March 31, 2016	September 30, 2016	September 30, 2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks and in hand	8,743	15,173	227.9
Short-term deposits	12,127	4,639	69.7

	20,870	19,812	297.6

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

9. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year.

Short-term borrowings consist of:

	March 31, 2016	September 30, 2016	September 30, 2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	108,713	181,886	2,731.9
Current portion of long-term borrowings	73,615	72,714	1,092.1

Short-term and current portion of long term borrowings	182,328	254,600	3,824.0

Long-term borrowings consist of:

	March 31, 2016	September 30, 2016	September 30, 2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	358,155	361,461	5,429.0
Non-convertible debentures	84,443	96,427	1,448.3
Loans from related party	123,835	26,061	391.4
Other	966	887	13.3

Long-term borrowings	567,399	484,836	7,282.0
Less: Current portion of long-term borrowings	(73,615)	(72,714)	(1,092.1)

Long-term borrowings, net of current portion	493,784	412,122	6,189.9

Debt securities issued / repaid during the period-

In September 2016, Vedanta Limited issued NCDs of Rs. 6,000 million ($ 90.1 million) to banks and financial institutions bearing an interest rate of 8.70% per annum. These debentures are secured by way of first pari-passu charge on the specific movable and / or immovable fixed assets with minimum asset coverage of the aggregate face value of Bonds outstanding at all times. The total principal is due for repayment in April 2020.

In September 2016 Vedanta Limited issued NCDs of Rs. 1,500 million ($ 22.5 million) to banks and financial institutions bearing an interest rate of 8.65% per annum. These debentures are secured by way of first pari-passu charge on the specific movable and / or immovable fixed assets with minimum asset coverage of the aggregate face value of Bonds outstanding at all times. The total principal is due for repayment in September 2019.

In May 2013, BALCO issued NCD’s of Rs. 5,000 million ($ 75.1 million) to Kotak Mahindra Bank and Axis Bank Limited. The debentures were repayable in two equal annual installments in November 2015 and May 2016. The applicable interest rate was 8.59% per annum. These debentures were secured by way of first pari-passu charge over fixed assets of BALCO with minimum security cover of 1.10 times. The last installment due in May 2016 has been duly paid during the current period.

In May 2013, VGCB issued NCDs to IDFC Bank of Rs 3,000 million (US$ 45.1 million) at an interest rate of 9% per annum. The NCDs are secured 1.1 times of the face value of outstanding debentures, by way of charge on the fixed assets of the VGCB. The last installment due in May 2016 has been duly paid during the current period.

10. Financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on the unaudited condensed consolidated interim statements of financial position.

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at September 30, 2016 and March 31, 2016.

As at September 30, 2016

	(Rs. in million)							(US dollar in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	475	—	475	475	7.2	7.2
Other non—current assets	—	—	7,106	—	—	7,106	7,106	106.7	106.7
Trade and other receivable	—	—	69,051	—	—	69,051	69,051	1,037.1	1,037.1
Short term investments
—Bank deposits	—	—	47,489	—	—	47,489	47,489	713.2	713.2
—Other investments	—	475,366	—	—	—	475,366	475,366	7,139.8	7,139.8
Derivative financial assets	—	—	—	—	171	171	171	2.6	2.6
Cash and cash equivalents	19,812	—	—	—	—	19,812	19,812	297.6	297.6
Restricted Cash and cash equivalents	3,698	—	—	—	—	3,698	3,698	55.5	55.5

	23,510	475,366	123,646	475	171	623,168	623,168	9,359.7	9,359.7

The unaudited condensed consolidated interim statements of financial position line item “Trade and other receivables” include balances with governments authorities of Rs. 5,800 million ($ 87.1 million), prepayments of Rs. 1,089 million ($ 16.4 million), advance for supplies of Rs. 12,385 million ($ 186.0 million) and claims and other receivables of Rs. 4,771 million ($ 71.7 million) which are not financial assets and hence have been excluded from the above table.

The unaudited condensed consolidated interim statements of financial position line item “Other non current assets” include balances with governments authorities of Rs. 6,473 million ($ 97.3 million), and claims and other receivables of Rs. 5,254 million ($78.9 million) which are not financial assets and hence have been excluded from the above table.

As at September 30, 2016:

	Rs. in million				(US dollar in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short term	—	254,600	254,600	254,600	3,824.0	3,824.0
—Long term	—	412,122	412,122	423,404	6,189.9	6,359.3
Acceptances	—	102,761	102,761	102,761	1,543.4	1,543.4
Trade and other payables*	—	152,886	152,886	152,886	2,296.2	2,296.2
Derivative financial liabilities	3,779	—	3,779	3,779	56.8	56.8

Total	3,779	922,369	926,148	937,430	13,910.3	14,079.7

*	Includes financial liabilities of Rs. 3,970 million ($59.6 million) grouped under “other non-current liabilities”.

The unaudited condensed consolidated interim statements of financial position line item “Trade and other payables” include advances from customers of Rs. 40,414 million ($ 607.0 million), balances due to government authorities of Rs. 18,050 million ($ 271.1 million), other employees benefits of Rs. 1,069 million ($ 16.1 million) and security deposits and other payables of Rs. 6,956 million ($ 104.5 million), which are not financial liabilities and hence have been excluded from the above table.

As at March 31, 2016:

	(Rs. in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	432	—	432	432
Other non—current assets	—	—	5,935	—	—	5,935	5,935
Trade and other receivable	—	—	57,308	—	—	57,308	57,308
Short term investments
—Bank deposits	—	—	32,815	—	—	32,815	32,815
—Other investments	—	533,377	—	—	—	533,377	533,377
Derivative financial assets	—	—	—	—	1,281	1,281	1,281
Cash and cash equivalents	20,870	—	—	—	—	20,870	20,870
Restricted Cash and cash equivalents	3,367	—	—	—	—	3,367	3,367

	24,237	533,377	96,058	432	1,281	655,385	655,385

The consolidated statements of financial position line item “Trade and other receivables” include balances with government authorities of Rs. 7,620 million, prepayments of Rs. 2,047 million, advance for supplies of Rs. 7,382 million and claims and other receivables of Rs. 4,938 million which are not financial assets and hence have been excluded from the above table.

The consolidated statements of financial position line item “Other non current assets” include balances with government authorities of Rs. 6,413 million, and claims and other receivables of Rs. 4,644 million which are not financial assets and hence have been excluded from the above table.

As at March 31, 2016:

	(Rs. in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
—Short term	—	182,328	182,328	182,328
—Long term	—	493,784	493,784	495,755
Acceptances	—	99,500	99,500	99,500
Trade and other payables*	—	189,392	189,392	188,982
Derivative financial liabilities	4,552	—	4,552	4,552

Total	4,552	965,004	969,556	971,117

*	Includes financial liabilities of Rs. 4,630 million grouped under “other non-current liabilities”.

The consolidated statements of financial position line item “Trade and other payables” include advances from customers of Rs. 26,300 million, advance from related party of Rs. 68 million, balances due to government authorities of Rs. 15,985 million, other employees benefits of Rs. 1,590 million, dividend tax payable of Rs 20,644 million and security deposits and other payables of Rs. 3,357 million which are not financial liabilities and hence have been excluded from the above table.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarize the categories of financial assets and liabilities as at September 30, 2016 and March 31, 2016 measured at fair value:

As at September 30, 2016	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Held for trading	176,440	298,926	—	2,650.0	4,489.8	—
— Derivative financial assets
— Commodity contracts	—	31	—	—	0.5	—
— Forward foreign currency contracts	—	50	—	—	0.7	—
— Forward foreign currency contracts	—	90	—	—	1.4	—
(Net investment in foreign operation)
Available-for-sale investments
—Financial asset investments held at fair value	475	—	—	7.2	—	—

	176,915	299,097	—	2,657.2	4,492.4	—

As at September 30, 2016	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)			(US dollars in million)
Financial liabilities
At fair value through profit or loss
Derivative financial liabilities
—Commodity contracts	—	158	—	—	2.4	—
—Forward foreign currency contracts	—	3,621	—	—	54.4	—

	—	3,779	—	—	56.8	—

As at March 31, 2016	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)
Financial assets
At fair value through profit or loss
— Held for trading	234,972	298,405	—
— Derivative financial assets
—Commodity contracts	—	216	—
— Forward foreign currency contracts	—	722	—
— Forward foreign currency contracts	—	343	—
(Net investment in foreign operation)
Available-for-sale investments
—Financial asset investments held at fair value	432	—	—

	235,404	299,686	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity contracts	—	126	—
—Forward foreign currency contracts	—	4,426	—

	—	4,552	—

The fair value of the financial assets and liabilities are included at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants.

The following methods and assumptions were used to estimate the fair values:

•	Short-term marketable securities traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other short term marketable securities are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s).

•	Trade and other receivables (excluding non financial assets), trade and other payables (excluding non financial liabilities) and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Non-current financial assets and financial liabilities: Either the carrying value approximates the fair value or fair value has been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Quoted available-for-sale financial assets investments: Fair value is derived from quoted market prices in active markets.

•	Derivative contracts: The Group enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts and Interest rate swaps are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations, foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at September 30, 2016 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each period-end.

There were no transfers between Level 1 and Level 2 during the period.

11. Cairn- Decommissioning liability

Included within non-current provisions is a balance of Rs. 20,158 million (US$ 302.8 million) at 30 September 2016 (31 March 2016: Rs. 11,555 million) in relation to the Group’s decommissioning obligations. In the current period, the Group identified an adjustment to the discount rate applied to the decommissioning liability in relation to a prior year in the Group’s Oil and Gas segment. The discount rate has been revised from 8% to 3.5% p.a. to reflect the risk free rate of return of the currency in which the majority of the expenses are likely to be incurred. The consequential increase in decommissioning provision and property, plant and equipment of Rs. 8,332 million (US$ 125.1 million), which the Group believes is not material when comparing to the overall net assets, has been recognised in the current period.

12. Shareholders’ equity

As at September 30, 2016 the authorised share capital of Vedanta Limited comprised 51,270,100,000 equity shares with a par value of Rs. 1 each.

Issued, subscribed and fully paid up share capital:

Vedanta Limited’s issued equity share capital was Rs. 2,965 million and Rs. 2,965 million ($ 44.5 million) as at March 31, 2016 and September 30, 2016, respectively, consisting of 2,965,004,871 equity shares.

Retained earnings includes amongst others, a general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the erstwhile Indian Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to the introduction of the Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in the standalone financial statements of Vedanta Limited’s general reserves, as determined in accordance with applicable regulations, were Rs. 119,125 million ($ 1,789.2 million) as at September 30, 2016.

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. The balance in the standalone financial statements of Vedanta Limited’s debenture redemption reserve as at September 30, 2016 was Rs. 13,630 million ($ 204.7 million).

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. The balance in the standalone financial statements of Vedanta Limited’s preference share redemption reserve as at September 30, 2016 was Rs. 769 million ($ 11.6 million).

Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On October 28, 2016 the board of directors of Vedanta Limited declared an interim dividend of Rs. 1.75 ($0.03) per equity share for the financial year 2016- 17. The dividend amounting to Rs. 5,189 million ($77.9 million) has been paid on November 10, 2016.

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by the company in the three years immediately preceding that year;

•	The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of the company’s paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilised to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared;

•	The balance of reserves after such withdrawal shall not fall below fifteen per cent of the company’s paid up share capital as appearing in the latest audited financial statement; and

•	The dividend cannot be declared unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year

13. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the period ended September 30,	2015	2016
Weighted average number of ordinary shares for basic and diluted earnings per share	2,965,004,871	2,965,004,871

Computation of basic and diluted earnings per share

Basic and diluted earnings per share:

For the six months ended September 30,	2015	2016	2016
	(Rs. in millions except EPS data)	(Rs. in millions except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	10,151	18,691	280.7
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Basic and diluted earnings per share	3.42	6.30	0.09

14. Options to acquire subsidiary’s shares

a. Call option — HZL

Pursuant to the GoI’s policy of divestment, the Company in April 2002 acquired 26% equity interest in HZL from the GoI. Under the terms of the Shareholder’s Agreement (‘SHA’), the Group had two call options to purchase all of the GoI’s shares in HZL at fair market value. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Group the right to acquire the GoI’s remaining 29.5% share in HZL. This call option is subject to the right of the GoI to sell 3.5% of HZL shares to HZL employees. The Group exercised the second call option on July 21, 2009. The GoI disputed the validity of the call option and has refused to act upon the second call option. Consequently the Company invoked arbitration which is in the early stages. The next date of hearing is scheduled for February 25, 2017. Meanwhile, the GoI without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

b. Call option — BALCO

Pursuant to the GoI’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the GoI. Under the terms of the SHA, the Group has a call option to purchase the GoI’s remaining ownership interest in BALCO at any point from March 2, 2004. The Group exercised this option on March 19, 2004. However, the GoI has contested the valuation and validity of the option and contended that the clauses of the SHA violate the (Indian) Companies Act, 1956 by restricting the rights of the GoI to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Group, the arbitral tribunal by a majority award rejected the claims of the Group on the grounds that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) Companies Act, 1956 and are not enforceable. The Group has challenged the validity of the majority award in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The GoI also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on July 10, 2017. Meanwhile, the GoI without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the GoI, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

15. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was Rs. 48,305 million and Rs. 52,020 million ($781.3 million) as at March 31, 2016 and September 30, 2016 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Group had significant capital commitments as at September 30, 2016 amounting to Rs. 76,660 million ($ 1,151.4 million) (March 31, 2016 Rs. 83,343 million), related primarily to capacity expansion projects, including commitments amounting to Nil (March 31, 2016 Rs. 6,142 million) for its commercial power generation business, Rs. 39,741 million ($ 596.9 million) (March 31, 2016 Rs. 34,423 million) for capacity expansion at its aluminum business, Rs. 16,975 million ($ 255.0 million) (March 31, 2016 Rs. 20,148 million) for capacity expansion at HZL, Rs. 14,090 million ($ 211.6 million) (March 31, 2016 Rs. 15,047 million) at its copper business and Rs. 2,528 million ($ 38.0 million) (March 31, 2016 Rs. 2,750 million) for expansion at Cairn.

Export obligations

The Group had export obligations of Rs. 141,728 million and Rs. 158,408 million ($ 2,379.2 million) as at March 31, 2016 and September 30, 2016 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the GoI which is to be fulfilled over the next eight /six years. If the Group is unable to meet these obligations, its liability would be Rs. 21,632 million ($ 324.9 million) (Previous year Rs. 22,550 million) reduced in proportion to actual exports. Due to the remote likelihood of the Group being unable to meet its export obligations, the Group does not anticipate a loss with respect to these obligations and hence has not made any provision in its consolidated financial statements.

ii. Contingencies

The Company and certain of its operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the respective entities’ tax returns. As at March 31, 2016 and September 30, 2016, the total claim related to these liabilities is Rs. 24,216 million and Rs. 16,730 million ($ 251.3 million) respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 173 million and Rs. 173 million ($ 2.6 million) as current liabilities as at March 31, 2016 and September 30, 2016 respectively. Additionally, the Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holiday and disallowances of expenditure relating to exempt income etc. amounting to Rs. 37,405 million and Rs. 39,068 million ($ 586.8 million) as at March 31, 2016 and September 30, 2016, respectively.

The claims by third party claimants amounted to Rs. 46,673 million and Rs. 68,775 million ($ 1,033.0 million) as at March 31, 2016 and September 30, 2016 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 2,519 million and Rs. 3,904 million ($ 58.6 million) as current liabilities as at March 31, 2016 and September 30, 2016 respectively.

The below are the major cases, included in the contingencies above, that the subsidiaries of the Group are named as parties: -

•	Ravva Joint Venture arbitration proceedings: Base Development Cost:

In case of Cairn, Ravva joint venture had received a claim from the Ministry of Petroleum and Natural Gas, GoI for the period from 2000-2005 for Rs. 8,599 million (US$ 129.2 million) for an alleged underpayment of profit petroleum to the GoI, out of which, Group’s share will be Rs. 1,933 million (US$ 29.0 million) plus potential interest at applicable rate (LIBOR plus 2% as per PSC). This claim relates to the GoI’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on January 18, 2011 at Kuala Lumpur, allowing Claimants (including the Group) to recover the development costs spent to the tune of Rs. 18,531 million (US$ 278.3 million) and disallowed over run of Rs. 1,487 million (US$ 22.3 million) spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed GoI’s (GOI) application of setting aside the part of the Award on August 30, 2012 with costs. However, GOI appealed before the Court of Appeal against the High Court’s order and the Court of Appeal dismissed the GOI’s appeal on June 27, 2014. However, GOI still preferred to challenge the same before the Federal Court, Kuala Lumpur and their Leave to Appeal has been dismissed exhausting GOIs legal remedies to challenge the Award granted in our favor. GOI has also issued Show Cause Notice on this matter which Cairn has replied to and also filed an application for enforcement of Award before Delhi High Court as an abundant caution.

Furthermore, GOI is yet to agree on quantum of arbitration costs and expenses (legal fee and expenses) for reimbursing to Cairn as per the award. Therefore, Cairn has approached the Tribunal to quantify the costs. The GOI obtained an ex-parte stay order from Honourable High Court of Delhi, on August 14, 2015, against the Tribunal proceedings on quantum of arbitration costs on the grounds of Tribunal being functus officio. Cairn’s appeal before the Honourable High Court of Delhi against the aforesaid ‘stay order’ granted by the Honourable High Court of Delhi against the Tribunal proceedings on determination of costs has been allowed and subsequently challenged by GOI by way of a Special Leave Petition before the Supreme Court. The matter is due for hearing on January 11, 2017.

•	Ravva Joint Venture arbitration proceedings: ONGC Carry:

Cairn is involved in a dispute against GOI relating to the recovery of contractual costs in terms of calculation of payments that contractor party were required to make in connection with the Ravva field.

The Ravva production sharing contract obliges the contractor party to pay proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva production sharing contract (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an international arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favor of the contractor party whereas four other issues were decided in favor of GOI in October 2004 (“Partial Award”).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on October 11, 2011, upheld the partial award. Per the decision of the Arbitral Tribunal in the partial award, the contractor party and GOI were required to arrive at a quantification of the sums relatable to each of the issues under the Partial Award. Also, the arbitral Tribunal retained the jurisdiction for determination of any remaining issues in the matter.

Pursuant to the decision of the Federal Court, the contractor party approached the Ministry of Petroleum and Natural Gas (“MoPNG”) to implement the partial award while reconciling the statement of accounts as outlined in partial award in 2004. GOI failed to implement the partial award by way of reconciling accounts as provided in the partial award ever since the Federal Court of Malaysia adjudicated in Cairn and other joint operator partners’ favor.

However, the MoPNG on July 10, 2014 proceeded to issue a show cause notice alleging that since the partial award has not been enforced profit petroleum share of GOI has been short-paid. MoPNG threatened to recover that amount from the sale proceeds payable by the oil marketing companies to the contractor party. The contractor party replied to the show cause notice taking various legal contentions. On March 9, 2015 personal hearing took place between MoPNG and contractor party whereby, the contractor party expressed their concerns against such alleged unilateral recoveries and filed further written submissions on March 12, 2015.

As the partial award did not quantify the sums, therefore, contractor party approached the same Arbitral Tribunal to pass a final award in the subject matter since it had retained the jurisdiction to do so. The final award was passed by the tribunal on 26 October 2016, upholding that no further amounts are due from the claimants. With respect to arbitration costs, the award specifies that each party should bear costs equally.

GOI has the right to challenge the final award and may also challenge its enforcement. While Cairn does not believe so, however if GOI is finally successful in its challenge, Cairn could be liable for approximately Rs 4,260 million (US$64.0 million) and interest.

•	Contractor claim

Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for 6 MTPA expansion project, and filed a claim of Rs. 16,625 million (US$249.7 million). SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed Jharsuguda Aluminium to deposit a bank guarantee for an amount of Rs 1,960 million (US$29.4 million) as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. Jharsuguda Aluminium has deposited a bank guarantee of equivalent amount. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

On 9 April 2013, the Company also filed a counterclaim for delays caused stating that SSNP was responsible. Subsequently SSNP had filed an application for interim award of Rs 2,000 million (US$ 30.0 million) before the arbitral tribunal which was not allowed. The proceedings are ongoing and the next hearing is scheduled for final arguments of SSNP in March 2017. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is remote that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

•	Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totalling Rs 3,340 million (US$50.2 million). These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes that the likelihood of this claim becoming an obligation of the Group is not probable and thus no provision has been made in the financial statements. HZL had filed writ petitions in the High Court of Rajasthan in Jodhpur and had obtained a stay in respect of these demands. The High Court restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders cancelling the lease. The next date of hearing has not yet been fixed.

•	Cairn- South Africa Block

As part of the farm-in agreement for Block 1, the Group is required to carry PetroSA up to a gross expenditure of Rs. 6,666 million ($100.1 million) for a work program including 3D and 2D seismic and at least one exploration well. At the balance sheet date, Rs. 2,466 million ($37.0 million) has been spent on exploration expenditure and a Rs. 4,200 million ($63.1 million) carry (including drilling one well) remains. The Mineral and Petroleum Resources Development Bill has proposed several changes to the fiscal terms of contracts for companies currently operating in South Africa and for new exploration contracts which are currently under revision. In light of the given uncertainty, the management believes, which is also supported by legal advice, that it is possible but not probable that the liability of Rs. 4,200 million ($63.1 million) could be payable by the Group and accordingly no provision has been recognised in respect of the same in these financial statements.

•	Cairn- Tax Holiday

In case of Cairn, Section 80-IB (9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively. The 2008 Indian Finance Bill appeared to remove this deduction by stating [without amending section 80-IB (9)] that “for the purpose of section 80-IB (9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that tax holiday would be available on production of crude oil but have continued to exclude gas. Cairn filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. A Special Leave Petition has been filed before Supreme Court against the decision of Gujarat High court. However, in a similar case, the Gujarat High Court has held that tax holiday benefit would extend to production of gas. In the event this challenge is unsuccessful, the potential tax liability and related interest on tax holiday claimed on gas is approximately Rs. 3,220 million ($48.4 million).

b. Guarantees

The Group has given guarantees in the normal course of business as stated below:

•	Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 2,819 million and Rs. 2,945 million ($ 44.2 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2016 and September 30, 2016 respectively. The Group has provided for a liability of Rs. 14 Million ($ 0.2 million) in its books.

•	A bank guarantee amounting to AUD 6.1 million (Rs. 310 million or $ 4.7 million) as at September 30, 2016 (March 31, 2016 AUD 6.1 million or Rs. 310 million), in favor of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 310 million ($ 4.7 million). These liabilities have been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 4.7 million (Rs. 238 million or $ 3.6 million) as at September 30, 2016 (March 31, 2016 AUD 4.7 million or Rs. 238 million), in favor of the State Government of Queensland, Tasmania, Australia, as security against rehabilitation liabilities on behalf of Thalanga Copper Mines Proprietary Limited (“TCM”). The same guarantees are backed up by the issuance of a corporate guarantee of AUD 15.5 million (Rs. 786 million or $ 11.8 million). The environmental liability has been fully recognized in the Group’s consolidated financial statements.

•	Bank indemnity guarantees amounting to ZAR 21 million (Rs. 99 million or $ 1.5 million) as at September 30, 2016 (March 31, 2016 ZAR 21 million or Rs. 92 million), in favor of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 7,757 million and Rs. 6,176 million ($ 92.8 million) as at March 31, 2016 and September 30, 2016 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2016 and September 30, 2016 was Rs. 7,586 million and Rs. 7,042 million ($ 105.8 million) respectively. The Group has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 1,964 million and Rs. 921 million ($ 13.8 million) for litigation, against provisional valuation of custom duty and for other liabilities as at March 31, 2016 and September 30, 2016 respectively. The Group does not anticipate any liability on these guarantees.

•	Bank guarantee of Rs. 1,150 million ($ 17.3 million) has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•	Performance guarantees for committed cumulative mandated work program of Rs.920 million ($ 13.8 million) and for obligations arising out of various statutes while carrying out Petroleum Operations to the GOI, Ministry of Petroleum and Natural Gas and The Director General of Customs, Sri Lanka against its performance in respect of MB-DWN-2009/1, KG-OSN-2009/3, SL-2007-01-001 and PR-OSN-2004/1 blocks as required under the respective production sharing contracts /Production Resource Agreements. These guarantees are issued in the normal course of business and are valid till the time obligations under the each production sharing contracts/ production resource agreements are met. These guarantees are enforceable if the terms and conditions of the respective production sharing contracts/ production resource agreements are not met and potential liability shall be both, performance and obligations.

The Group’s outstanding guarantees cover obligations aggregating Rs. 25,755 million and Rs. 30,388 million ($ 456.4 million) as at March 31, 2016 and September 30, 2016 respectively, the liabilities for which have not been recorded in its consolidated financial statements.

c. Other matters

Based on the Company’s evaluation, it believes that it is not probable that the claim will materialise for such cases and therefore, no provision has been recognised.

i)	In March 2014, Cairn India received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”) UK, for acquiring shares of Cairn India Holdings Limited (“CIHL”), as part of their internal reorganisation. Tax Authorities have stated in the said notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India, in financial year 2006-2007, on which tax should have been withheld by the Company. Pursuant to this various replies were filed with the tax authorities.

After hearings, the Income Tax Authority, during March 2015, have issued an order by holding Cairn India as ‘assessee in default’ and asked to pay such demand totalling Rs. 204,838 million (US$ 3,076.6 million) (including interest of Rs 102,416 million). Cairn India has filed its appeal before the Appellate Authority CIT (Appeals) and filed a fresh Writ petition before Delhi High Court wherein it raised several points for assailing the aforementioned order. The hearing of the said Writ is due on January 23, 2017.

The Company has issued a Notice of arbitration to GoI by invoking Bilateral Investment Promotion Treaty between the UK and India. The matter is scheduled for hearing on 10 December 2016.

ii)	TSPL has entered into a long term Power Purchase Agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) for supply of power. Due to delay in fulfilment of certain obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been a delay in implementation / completion of the project as compared to the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated Damages (LD) maximum of Rs 3,173 million (US$47.7 million) each for delay in commissioning of Unit I, II and III totalling to Rs 9,526 million (US$143.1 million).

Subsequently, PSPCL invoked the Performance Bank Guarantee of Rs 1,607 million (US$24.1 million) to recover the liquidated damages on account of delay in COD of 1st Unit. TSPL filed a petition at Punjab State Electricity Regulatory Commission (PSERC) for adjudication of above dispute. TSPL had also filed a civil writ petition before the High Court of Punjab and Haryana against the bank guarantee invocation, which was disposed with a direction to refer the matter to PSERC for adjudication while granting stay. Further, PSERC vide order dated October 22, 2014 directed the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until further orders. PSPCL has preferred an appeal in Appellate Tribunal for Electricity (APTEL) against the PSERC order and APTEL had on 12 May 2015, disposed the matter with a direction that the matter will be heard by way of arbitration. The arbitration proceedings are under way and the arguments will commence in January 2017. The Group has been legally advised by its advisors who have opined that such claims for LD from PSPCL are unsustainable. Recently, Appellate Tribunal for Electricity has, in a separate petition, before it by TSPL has adjudicated that coal is an absolute obligation of PSPCL and it needs to enter into a Fuel Supply Agreement and assign to TSPL. In light of the delay by PSPCL in entering into the Fuel Supply Agreement, the claims of PSPCL are further unsustainable.

iii)	BALCO and Vedanta Limited have challenged the constitutional validity of the local statute in Chattisgarh and Orissa respectively, levying entry tax on the entry of goods brought into the States from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. BALCO paid the entry tax of Rs. 2,040 million ($ 30.6 million) under protest to the state government of Chhattisgarh until March 31, 2015. Vedanta Limited was directed by Supreme Court on February 3, 2010 to deposit a sum of Rs. 40 million ($ 0.6 million) and a further amount on a monthly basis until the matter is actually disposed. These amounts have been paid under protest. In a related matter in respect of challenging the levy of entry tax on imported goods, the Supreme Court on April 9, 2013 directed 50% of the entry tax amount accrued until 30 September 2012 to be deposited. The amount of Rs. 1,400 million ($21.0 million) (as on March 31, 2015) has been deposited in accordance with the order of the Supreme Court. Total claims from Vedanta Limited are of Rs. 7,500 million ($112.6 million) (31 March 2016: Rs. 6,855 million).

The challenges were heard by a nine judge bench of the Supreme Court and the court in its order rejected the compensatory nature of tax as a ground of challenge. The order maintains status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Additionally, for entry tax in SEZ, GOO has finally come out with SEZ policy 2015 exempting entry tax levy on SEZ operations which were recently notified on December 2015. We have applied for the issuance of eligibility certificate to IPICOL for availing entry tax exemption; however operational guideline is pending to be issued by the industry department. The declaration of SEZ policy being a recent development after the filing of petition before court, hence Vedanta is trying to bring out the same before the Court by filing an affidavit separately for appreciation of court in the coming hearing.

iv)	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited, Sterlite Industries (India) Limited, Vedanta Aluminium Limited, Ekaterina Limited, Madras Aluminium Company Limited and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. Subsequent to, the effectiveness of the Scheme, the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions have not yet been admitted pending hearing.

16. Segment information

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, U.A.E. and Liberia. The Group is also in the business of commercial power generation and port operations in India. The Group has eight reportable segments: zinc India, zinc international, oil and gas, iron ore, copper, aluminum, power, and other. The management of the Group is organized by its main products: copper, zinc, aluminum, iron ore, oil and gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board, which has been identified as the CODM, in deciding how to allocate resources and in assessing performance.

Zinc India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2016. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulfuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

Zinc International

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland which has ceased operations in December 2015) as at September 30, 2016

Oil and gas

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil and gas, in which Vedanta Limited has 59.9 % interest as at September 30, 2016. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa. On October 15, 2015, at the expiry of second phase extension, the Company has relinquished the block in Sri Lanka and is in the process of closing down the Sri Lankan operations.

Iron ore

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Private Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and Narrian mine, situated at state of Karnataka in India, a Metallurgical Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. Group’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

Copper

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulfuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which is presently under care and maintenance, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

Aluminum

The Group’s aluminium business is owned and operated by Vedanta Limited and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at September 30, 2016. Vedanta Limited’s aluminium operations include a refinery and a captive power plant at Lanjigarh and a smelter, a thermal coal based captive power facility at Jharsuguda both situated in the State of Orissa in India. The commissioning of pots at the first line of the 1.25 mtpa Jharsuguda-II aluminium smelter was completed at the end of July 2016. However, this line was impacted by a power outage in early August, following which 168 pots were taken out of production. The impacted pots are currently being rectified, and 26 pots were restarted till October 2016. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in central India. The BALCO-II smelter was commissioned, with all 336 pots operational in August 2016. However, a technical issue in September 2016 took 167 pots out of production. Rectification work is in progress and these pots are expected to be re-started by fourth quarter of fiscal 2017.

Power

The Group’s power business is owned and operated by Vedanta Limited, BALCO and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Vedanta Limited which are engaged in the power generation business in India. Vedanta Limited’s power operations include a thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India. BALCO power operations include 600MW (2 units of 300MW each) thermal coal based power plant at Korba and are referred to as IPP 600 MW. The first 300 MW unit of the IPP 600 MW was capitalized on August 1, 2015. The second unit has been commissioned and started commercial production from May 1, 2016. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities. The first 660MW unit of the Talwandi Saboo power plant (TSPL) was capitalized in financial year 2015 and second 660 MW unit was capitalized on December 1, 2015. The third 660MW unit at TSPL achieved Commerical Operation Date (COD) on August 24, 2016 and was capitalized on September 1, 2016. Power business also includes the wind power plants commissioned by HZL and a ower plant at MALCO Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India.

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 100% interest. Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

The accounting policies of the reportable segments are the same as the Group’s accounting policies. The operating segments reported are the segments of the Group for which separate financial information is available. Segment profit (Earnings before interest, depreciation and amortization, and tax) amounts are evaluated regularly by the Board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 411 million and Rs. 248 million ($ 3.7 million) which is at cost for the six months ended September 30, 2015 and 2016 respectively.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the six months ended September 30, 2015 and 2016 and for the year ended March 31, 2016.

For the six months ended September 30, 2015

	Copper (Rs. in millions)	Zinc India (Rs. in millions)	Zinc International (Rs. in millions)	Aluminum (Rs. in millions)	Power (Rs. in millions)	Iron Ore (Rs. in millions)	Oil and Gas (Rs. in millions)	Others (Rs. in millions)	Elimination (Rs. in millions)	Total (Rs. in millions)

Revenue
Sales to external customers	108,966	73,896	15,695	54,510	21,782	8,449	48,717	877	—	332,892
Inter-segment sales	—	—	—	134	2,837	397	—	137	(3,505)	—

Segment revenue	108,966	73,896	15,695	54,644	24,619	8,846	48,717	1,014	(3,505)	332,892
Cost of sales and expenses	(98,203)	(34,161)	(12,061)	(50,903)	(19,471)	(8,390)	(26,812)	(429)	3,505	(246,925)

Segment profit	10,763	39,735	3,634	3,741	5,148	456	21,905	585	—	85,967
Depreciation and amortization	(1,051)	(3,770)	(1,898)	(3,222)	(1,933)	(1,245)	(26,113)	(150)	—	(39,382)

Operating profit / (loss)	9,712	35,965	1,736	519	3,215	(789)	(4,208)	435	—	46,585

Finance and other costs										(29,606)
Investment and other income										22,696

Profit before tax										39,675
Income Tax expense										(17,428)

Profit for the period										22,247

Assets and liabilities
Assets
Segment assets	81,117	137,640	34,626	401,622	211,056	113,286	576,904	7,236	—	1,563,487
Financial assets investments										421
Deferred tax asset										72,291
Loan to related parties										139
Short-term investments										559,730
Cash and cash equivalent (including restricted cash and cash equivalents)										23,431
Current Tax asset										25,395

Total assets										2,244,894

Liabilities
Segment liability	125,266	29,334	10,681	54,480	44,566	10,669	81,736	1,471	—	358,203
Short-term borrowings										174,121
Current tax liabilities										5,784
Long term borrowings										501,772
Deferred tax liabilities										162,797

Total liabilities										1,202,677

For the year ended March 31, 2016

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)

Revenue
Sales to external customers	209,239	137,945	25,631	110,781	45,523	22,233	86,559	1,582	—	639,493
Inter-segment sales	23	—	—	129	4,303	541	—	245	(5,241)	—

Segment revenue	209,262	137,945	25,631	110,910	49,826	22,774	86,559	1,827	(5,241)	639,493
Cost of Sales and expenses	(187,057)	(70,975)	(21,070)	(102,443)	(37,167)	(18,407)	(52,286)	(1,259)	5,241	(485,423)

Segment profit	22,205	66,970	4,561	8,467	12,659	4,367	34,273	568	—	154,070
Depreciation and amortization	(2,048)	(7,558)	(3,730)	(7,051)	(4,438)	(4,106)	(54,088)	(324)	—	(83,343)
Impairment	(497)	—	—	—	—	(16,054)	(322,998)	—	—	(339,549)

Operating profit / (loss)	19,660	59,412	831	1,416	8,221	(15,793)	(342,813)	244	—	(268,822)
Investment and other income										(59,584)
Finance and other costs										43,998

Loss before tax										(284,408)

Assets and liabilities
Assets
Segment assets*	77,119	139,820	31,511	384,258	224,790	94,309	207,972	8,565	—	1,168,344
Financial assets investments										432
Deferred tax asset										82,481
Short-term investments										566,192
Cash and cash equivalent (including restricted cash and cash equivalents)										24,237
Loan to related parties										805
Current tax asset										26,764

Total assets										1,869,255

Liabilities
Segment liability*	126,148	85,597	8,396	52,466	39,762	12,572	59,533	1,496	—	385,970
Short-term borrowings										182,328
Current tax liabilities										703
Long-term borrowings										493,784
Deferred tax liabilities										30,212

Total liabilities										1,092,997

c. For the six months ended September 30, 2016

	Copper	Zinc India	Zinc International	Aluminum#	Power#	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

Revenue
Sales to external customers	93,271	58,331	11,382	57,799	25,140	14,534	39,225	604	—	300,286	4,510.2
Inter-segment sales	129	86	—	53	533	68	—	70	(939)	—	—

Segment revenue	93,400	58,417	11,382	57,852	25,673	14,602	39,225	674	(939)	300,286	4,510.2
Cost of sales and expenses	(84,939)	(27,880)	(5,437)	(50,608)	(17,921)	(9,794)	(21,406)	(1,387)	939	(218,433)	(3,280.8)

Segment profit	8,461	30,537	5,945	7,244	7,752	4,808	17,819	(713)	—	81,853	1,229.4
Depreciation and amortization	(998)	(3,535)	(999)	(4,772)	(2,403)	(1,868)	(15,677)	(153)	—	(30,405)	(456.7)

Operating profit / (loss)	7,463	27,002	4,946	2,472	5,349	2,940	2,142	(866)	—	51,448	772.7

Finance and other costs										(30,427)	(457.0)
Investment and other income										27,094	406.9

Profit before tax										48,115	722.6
Income Tax expense										(12,940)	(194.3)

Profit for the period										35,175	528.3

Assets and liabilities
Assets
Segment assets	80,436	151,140	31,677	453,669	181,007	94,093	202,666	10,308	—	1,204,996	18,098.4
Financial assets investments										475	7.2
Deferred tax asset										82,596	1,240.6
Loan to related parties										711	10.7
Short-term investments										522,855	7,853.0
Cash and cash equivalent (including restricted cash and cash equivalents)										23,510	353.1
Current Tax asset										25,861	388.4

Total assets										1,861,004	27,951.4

Liabilities
Segment liability	(121,813)	(30,448)	(7,079)	(88,782)	(22,659)	(11,981)	(63,709)	(2,192)	—	(348,663)	(5,236.7)
Short-term borrowings										(254,600)	(3,824.0)
Current tax liabilities										(2,659)	(39.9)
Long term borrowings										(412,122)	(6,189.9)
Deferred tax liabilities										(33,122)	(497.5)

Total liabilities										(1,051,166)	(15,788.0)

#	Three units of 600MW each at Jharsuguda and 1 unit of 270 MW at BALCO, Korba have been converted from commercial power plant to captive power plant, pursuant to an order of Orissa Electricity Regulatory Authority and increased in-house demand respectively. Accordingly, the revenue, results, segment assets and segment liabilities of these plant have been disclosed as part of Aluminium segment beginning current half-year ended September 30, 2016.

17. Related party transactions

Ultimate controlling party

As at September 30, 2016, the Group is majority owned by Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Plc (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Chairman Emeritus, Mr. Anil Agarwal. Volcan Investment Limited, Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited do not produce Group financial statements.

List of related parties and relationships

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the six months ended September 30, 2015 and 2016 and closing balances as at March 31, 2016 and September 30, 2016 as noted below.

The following table provides the total amount of significant transactions that have been entered into with related parties for the relevant period. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Vedanta Resources Plc. (‘Vedanta’)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘Westglobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries

•	Konkola Copper Mines (‘KCM’)

•	Vedanta Resources Jersey II Limited (‘VRJ2’)

•	Vedanta Jersey Investments Limited (‘VJIL’)

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Power Transmission Limited (‘SPTL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

	For the Six months ended Sep 30,
	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Sales
STL	5,235	2,751	41.3
SPTL	—	1,917	28.8

Total	5,235	4,668	70.1

Purchases of goods/services
KCM	321	1,479	22.2
STL	26	98	1.5
SPTL	—	28	0.4

Total	347	1,605	24.1

Interest income / (Finance costs)
VRJ2	(6,115)	(1,895)	(28.5)
Vedanta	214	203	3.0
SISCOL	3	2	—
STL	6	13	0.2
SPTL	—	3	—
TSHL	—	7	0.1

Total	(5,892)	(1,667)	(25.2)

Dividend paid
Twin star	3,242	—	—
Finsider	943	—	—
Westglobe	104	—	—
WTL	90	—	—

Total	4,379	—	—

Dividend Income
STL	3	5	0.1

	3	5	0.1

Management fees expenses
Vedanta	161	180	2.7

Total	161	180	2.7

Service Income
Vedanta	14	16	0.2

Total	14	16	0.2

Long Term Incentive Plan Expenses
Vedanta	428	363	5.5

Total	428	363	5.5

Loans given/(repaid) during the period
SISCOL	(24)	—	—

	(24)	—	—

Loan taken/(repaid) during the period
VRJ2	(1,377)	(98,808)	(1,484.1)

Total	(1,377)	(98,808)	(1,484.1)

The significant receivables from and payables to related parties as at March 31, 2016 and September 30, 2016 are set out below:

	As at March 31, 2016	As at September 30, 2016	As at September 30, 2016
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Receivable from:
STL	79	4	0.1
SPTL	—	61	0.9
KCM	332	344	5.2
Vedanta	288	290	4.4
SISCOL	120	122	1.8
Volcan	10	18	0.3
TSHL	5	12	0.2

Total	834	851	12.9

Loans to:
SISCOL	44	44	0.7
TSHL	663	667	10.0

Total	707	711	10.7

Payable to:
VRJ2	3,313	200	3.0
Vedanta	175	192	2.9
KCM	5	143	2.1
STL	90	100	1.5

Total	3,583	635	9.5

Borrowings from:
VRJ2	123,835	26,061	391.4

Total	123,835	26,061	391.4

Investment in Equity Shares - Quoted
STL	432	379	5.7

Total	432	379	5.7

Investment in Equity Shares - Unquoted
SPTL	—	107	1.6

Total	—	107	1.6

Guarantees outstanding given/(taken)#
Vedanta	(233,823)	(381,626)	(5,731.8)
Volcan Investments Limited	1,150	1,150	17.3

Total	(232,673)	(380,476)	(5,714.5)

Investment in Vedanta Bonds*	5,704	5,145	77.3

Total	5,704	5,145	77.3

#	Maximum guarantee amount and does not represent actual liability.
*	The Carrying value of these bonds is $65.0 million (Rs. 4,309) and $75.7 million (Rs. 5,049) as at March 31, 2016 and September 30, 2016 respectively.

18. Cairn Merger Update

On July 22, 2016, Vedanta Limited and Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, upon the merger becoming effective, non-controlling i.e. public shareholders of Cairn India will receive for each equity share held, one equity share in Vedanta Limited of face value INR 1 each and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of INR 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited. NSE and BSE have provided their ‘No Objection’ to the proposed merger and shareholders of Vedanta Limited, Cairn India Limited, and Vedanta Resources Plc and the secured and unsecured creditors of Vedanta Limited have approved the Scheme with requisite majority. The Scheme is now subject to the approval of the jurisdictional High Courts and other regulatory approvals.

19. Subsequent Events

There have been no material events other than disclosed in the unaudited condensed consolidated interim financial statement after reporting date which would require disclosure or adjustments to the financial statements for the six months ended September 30, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal 2016. Some of the statements in the following discussion are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore and commercial power and have a presence across Australia, India, Ireland, Liberia, Namibia, South Africa, Sri Lanka and United Arab Emirates. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011 and by successfully growing our acquired businesses. We have further strengthened our presence across commodities through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. For more information on the Reorganization Transactions, see page 168 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2016 filed with the SEC on August 1, 2016. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations, inexpensive labor and large talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit, calculated by adjusting operating profit for depreciation and amortization, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	For the Six Months Ended September 30,
	2015	2016
	(in percentages)
Revenue:
Zinc India	22.2	19.4
Zinc International	4.7	3.8
Oil & gas	14.6	13.1
Iron ore	2.5	4.8
Copper	32.7	31.1
Aluminium	16.4	19.2
Power	6.5	8.4
Corporate and others	0.3	0.2

Total	100.0	100.0

Operating Profit:
Zinc India	77.2	52.6
Zinc International	3.7	9.6
Oil & gas	(9.0)	4.2
Iron ore	(1.7)	5.7
Copper	20.8	14.5
Aluminium	1.1	4.8
Power	6.9	10.4
Corporate and others	0.9	(1.9)

Total	100.0	100.0

Segment Profit(1):
Zinc India	46.2	37.4
Zinc International	4.2	7.3
Oil & gas	25.5	21.8
Iron ore	0.5	5.9
Copper	12.5	10.3
Aluminium	4.4	8.9
Power	6.0	9.5
Corporate and others	0.7	(1.0)

Total	100.0	100.0

Note:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.

The following table reconciles operating profit to segment profit for the periods presented:

	For the Six Months Ended September 30,
	2015		2016		2016
	(in millions)
Zinc India:
Operating profit/(loss)	Rs.	35,965	Rs.	27,002	$405.1
Plus:
Depreciation and amortization	Rs.	3,770	Rs.	3,535	$53.0

Segment profit	Rs.	39,735	Rs.	30,537	$458.7

Zinc International:
Operating profit/(loss)	Rs.	1,736	Rs.	4,946	$74.3
Plus:
Depreciation and amortization	Rs.	1,898	Rs.	999	$15.0

Segment profit	Rs.	3,634	Rs.	5,945	$89.3

Oil and gas:
Operating profit/(loss)	Rs.	(4,208)	Rs.	2,142	$32.2
Plus:
Depreciation and amortization	Rs.	26,113	Rs.	15,677	$235.2

Segment profit	Rs.	21,905	Rs.	17,819	$267.3

Iron ore:
Operating profit/(loss)	Rs.	(789)	Rs.	2,940	$44.1
Plus:
Depreciation and amortization	Rs.	1,245	Rs.	1,868	$28.1

Segment profit	(Rs.	456)	Rs.	4,808	$72.2

Copper:
Operating profit/(loss)	Rs.	9,712	Rs.	7,463	$112.1
Plus:
Depreciation and amortization	Rs.	1,051	Rs.	998	$15.0

Segment profit	Rs.	10,763	Rs.	8,461	$127.1

Aluminium:
Operating profit/(loss)	Rs.	519	Rs.	2,472	$37.1
Plus:
Depreciation and amortization	Rs.	3,222	Rs.	4,772	$71.7

Segment profit	Rs.	3,741	Rs.	7,244	$108.8

Power:
Operating profit/(loss)	Rs.	3,215	Rs.	5,349	$80.3
Plus:
Depreciation and amortization	Rs.	1,933	Rs.	2,403	$36.1

Segment profit	Rs.	5,148	Rs.	7,752	$116.4

Corporate and Others:
Operating profit/(loss)	Rs.	435	Rs.	(866)	$(14.4)
Plus:
Depreciation and amortization	Rs.	150	Rs.	153	$2.3

Segment profit	Rs.	585	Rs.	(713)	$(12.1)

Our Business

Overview

We are one of India’s largest diversified natural resources companies. Our business is principally located in India. We also have operations in United Arab Emirates, South Africa, Sri Lanka and Namibia and have over 17,000 employees worldwide. We are primarily engaged in zinc, lead, silver, oil and gas, iron ore, copper, aluminium and commercial power generation businesses and are also developing and operating port operation businesses and infrastructure assets. We have experienced significant growth through our various expansion projects for our zinc, power and aluminium businesses and through acquisition of the zinc international and oil and gas businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 79.0% market share by sales volume of the Indian zinc market in fiscal year 2016, according to the ILZDA, and one of the four primary producers of aluminium with a 40.0% primary market share by production volume in India in fiscal year 2016, according to the Aluminium Association of India. Together with our joint operation partners, we account for approximately 27% of India’s domestic crude oil production according to the Ministry of Petroleum and Natural Gas statistics of March 2016. We are one of the two custom copper smelters in India with a 36% primary market share by sales volume in fiscal year 2016, according to the International Copper Association (India).

Zinc Business

Our fully-integrated zinc business is owned and operated by HZL. In 2016, HZL was one of the top five zinc-lead mining companies based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the fourth largest smelter in the world on a production basis worldwide in 2016, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, with the remaining 29.5% owned by the GoI and 5.6% owned by institutional and public shareholders.. We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulfur sulfuric acid plants, six captive power plants in northwest India, processing and refining facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both in state of Uttarkhand in northern India. HZL’s mines supply almost all of its concentrate requirements.

Our Zinc International business comprises of:

(1) a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2) a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project in South Africa; and

(3) a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland (which ceased operations in December 2015).

Oil and Gas Business

Our oil and gas business is primarily owned and operated by Cairn India and its subsidiaries. We are a significant contributor to India’s domestic crude oil production, contributing approximately 27% of the country’s production according to the Ministry of Petroleum and Natural Gas statistics as at March 2016. Cairn has a diversified asset base with eight blocks: one in Rajasthan, two on the west coast of India, four on the east coast of India, and one in South Africa. We own 59.86% of Cairn India as on September 30, 2016.

Cairn India’s principal producing asset in India is RJ-ON-90/1 block with three contiguous development areas, totaling 3,111 square kilometers. Cairn India owns a 70% participating interest pursuant to the production sharing contract that runs until May 2020. Oil and Natural Gas Corporation Limited (ONGC) holds the remaining 30% participating interest in the block.

Cairn India’s other assets include Cambay, CB/OS-2 block and Ravva, PKGM-1 block and respectively owns 40% and 22.5% participating interest pursuant to the production sharing contract.

Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore. In India, we owned or had the rights to reserves consisting of 193.6 million tons of iron ore at an average grade of 55.4%, as at March 31, 2016. In addition, we manufacture pig iron and metallurgical coke, and operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the Ministry of Environment and Forests (MoEF), the temporary working permission expired on July 31, 2014. Karnataka operations were halted from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completing necessary statutory formalities and fulfillment of conditions annexed by Supreme Court and the state government of Goa. With respect to the Supreme Court hearing on Goa mining cap matter, earlier hearing on the report of Expert Committee on Goa mining cap was scheduled as on November 22, 2016 which got postponed to January 2017 now, as the bench will be reconstituted to hear the Goa mining matter.

Our WCL assets comprises of three concession areas - Bomi Hills, Bea Mountain and Mano River. The ebola epidemic in Liberia resulted in stoppage of drilling and exploration work for iron ore during fiscal year 2015. We evacuated our staff in Liberia as a result of the ebola risk in 2015. In consideration of the suspension of exploration in Liberia, low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project, an impairment charge was recognized in fiscal 2016. We are in discussions with the government of Liberia to extend the Mineral Development Agreement (MDA) dates to make this project more sustainable.

Copper Business

Our copper business is principally one of custom smelting. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulfur sulfuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. According to Wood Mackenzie, our Tuticorin smelter was one of the world’s top ten, in terms of production volumes in 2015. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. BALCO, one of the four primary producers of aluminium in India, had a 20.0% primary market share by production volume in India in fiscal year 2016 according to the Aluminium Association of India. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, 1410 MW power plants, refining, and smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer.

Our aluminium operations in Odisha were previously operated through Vedanta Aluminium, which merged with Vedanta Limited pursuant to the Reorganization Transactions. The operations include a 2.0 million tpa alumina refinery at Lanjigarh with an associated 75 MW coal based captive power plant, a 0.5 million tpa aluminium smelter together with an associated 1,215 MW (nine units with a capacity of 135 MW each) coal based captive power plant at Jharsuguda. The alumina refinery at Lanjigarh was commissioned in March 2010. The green field smelter project of a 0.5 million tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010.

The commissioning of pots at the first line of the 1.25 million tons per annum Jharsuguda-II aluminium smelter was completed at the end of July 2016. However, this line was impacted by a power outage in early August, following which 168 pots were taken out of production. The impacted pots are currently being rectified, and 26 pots have restarted till October end. The commissioning of the second line of Jharsuguda-II commenced in July 2016, with 202 pots having been commissioned till half year ended September 30, 2016, and the balance pots continuing to be commissioned. The third line of the Jharsuguda-II smelter will commence from end of the third quarter of fiscal year 2017, ahead of the earlier plan of fourth quarter of fiscal year 2017. Jharsuguda 1800 MW and BALCO 270 MW have been moved from the power to Aluminium segment from 1 April 2016. From April 1, 2016 onwards, the surplus power sales from the 1800MW of 2,400MW plant, which has been converted to CPP for the Jharsuguda-II smelter, will be reported in the Aluminium segment. The one unit (600MW) which is committed to the grid will continue to be reported in the Power segment. Similarly, the 270 MW CPP at BALCO has been moved to the Aluminium segment from 1 April 2016. This power unit will be used as a backup power source for the smelters, and will remain on standby.

The BALCO-II smelter was commissioned, with all 336 pots operational in August 2016. However, a technical issue in September 2016 took 167 pots out of production. Rectification works for these pots are in progress and they are expected to be re-started by the fourth quarter of fiscal year 2017. The rolled product facility at BALCO, which was temporarily shut-down in the second quarter of fiscal year 2016, has recommenced operations during the second quarter of fiscal year 2017, and produced 5,000 tons during the quarter.

Pursuant to re-auctioning of coal mines as per the Coal Mines (Special Provisions) Act, 2014, (now the “Coal Mines (Special Provisions) Act, 2015”) conducted by the Government of India (“GoI”) in February 2015, BALCO was successful in securing one coal mine, namely the Chotia coal block (“Chotia”) and was the highest bidder for the Gare Palma IV/1 coal block (“Gare Palma”). Despite a successful bid for Gare Palma IV/1, the GoI had challenged the award and BALCO has appealed regarding the GoI’s rejection of the winning bid for the Gare Palma IV/1. This writ petition was heard on May 3, 2016 and orders had been reserved by the court. In the meantime, BALCO has withdrawn the petition on the basis that they were successful in the subsequent coal linkage tender.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 600 MW thermal power plant in Odisha, IPP 600 MW thermal power plants in Chhattisgarh, 274 MW wind power plants across India, a 106.5 MW thermal power plant in Tamil Nadu and a 1980 MW thermal power plant in Punjab.

We operated with the one 600 MW thermal coal-based commercial power facility at Jharsuguda through Sterlite Energy, which merged with Vedanta Limited pursuant to the Reorganization Transactions. In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Orissa Limited, a nominee of the state government of Orissa (“GRIDCO”).

In July 2008, Sterlite Energy succeeded in an international bid and was awarded the project for the construction of a 1980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant is set up through Vedanta Limited’s wholly owned subsidiary TSPL. The first 660 MW unit of the Talwandi Sabo power plant was capitalized in fiscal year 2015 and the second 660 MW unit was capitalized on December 1, 2015 after the successful completion of trial runs. The Commercial Operation Date (COD) for the third 660MW unit at TSPL was August 24, 2016 and the unit was capitalized on September 1, 2016. The Power Purchase Agreement with the Punjab State compensates Vedanta based on the availability of the plant. Our power business also includes a 274 MW wind power plants operated by HZL, a 270 MW power plant and 600 MW at BALCO’s Korba facility and a 106.5 MW power plant at MALCO located at Mettur Dam in southern India.

Other Business

We have a 100% interest in Vizag General Cargo Berth Private Limited, which won the bid to mechanize the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbor of Vishakhapatnam port, on the east coast of India. The capacity of the berth is 10.2 mmtpa, with flexibility to be upgraded to 12.5 mmtpa.

Factors Affecting Results of Operations

Our results of operations are primarily affected by global demand and supply, commodity prices, realization discount to Brent, our cost of production, our production output, government policies in India and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / London Bullion Market Association prices in our zinc and aluminium businesses, other benchmark prices in our oil, gas and iron ore businesses and by the Treatment charges and Refining charges (TcRc) of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply of and demand for zinc, lead, silver, oil, gas, iron ore, copper and aluminium among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the six months ended September 30, 2016, the commodity prices adversely impacted our revenue and operating profit. During the first half of fiscal year 2017, average prices were down by 5% for aluminium, 16% for copper, 2% for lead, 6% for iron ore and 18% for Brent which were partially offset by 4% higher prices for zinc and 17.0% for silver compared to the first half of fiscal year 2016.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the London Bullion Market Association price of silver. Our zinc business is fully integrated and its profitability is dependent upon the difference between the LME price of zinc and lead, London Bullion Market Association price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining, transportation costs, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less the cost of the sourced alumina and our cost of production.

During the six months ended September 30, 2016, 60% of BALCO’s alumina requirement and 46% of our Odisha Aluminium business’ alumina requirement were imported from third parties, with the rest supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and aluminium LME prices for the six months ended September 30, 2015 and 2016:

	For the Six Months Ended September 30,
	2015	2016
	(in US dollars per ton)
Zinc LME	$2,013	$2,089
Lead LME	$1,824	$1,797
Aluminium LME	$1,675	$1,596
Silver LBMA*	$502	$585

*	Silver is denominated in $/kg

Crude oil and natural gas

Movements in the price of crude oil and discounts to oil prices based on quality parameters significantly affect Cairn India’s results of operations and declines in crude oil prices may adversely affect our revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic conditions, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Lower oil prices may also reduce the economic viability of planned projects planned or those in early stages of development. In addition, a fall in the price of oil may result in the impairment of higher cost reserves and other assets which may result in decreased earnings or losses.

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the six months ended September 30, 2015 and 2016:

	For the Six Months Ended September 30,
	2015	2016
	(US dollar per barrel)
European Brent	56.0	45.8

Realization discount to Brent

The prices of various crude oil are based upon the price of the key benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman. The crude oil prices move based upon market factors such as demand and supply. The regional producers price their crude oil on a premium or discount over the benchmark crude oil based upon differences in quality and competitiveness of various grades. For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulfur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days; it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

Ravva crude is benchmarked to Tapis and Minas crude grades (South Asian crudes). The crude oil price benchmarks are based on crude oil sales agreements. Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. We sell iron ore under long-term contracts linked to spot index prices and on spot prices. The prices for iron ore are significantly dependent on the global and regional imbalances between the demand and supply of iron ore, worldwide steel-making capacity and transportation costs. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalties. We currently operate a metallurgical coke plant with an installed capacity of 560,000 tpa and a pig iron plant with a rated capacity of 742,000 tpa. We manufacture pig iron through the blast furnace route. We have a patent for the technology for the manufacture of energy recovery based metallurgical coke. Met coke is a significant raw material for pig iron production and increase in met coke prices impacts cost of pig iron significantly.

The following table sets forth the daily average iron ore prices (62% iron) for the six months ended September 30, 2015 and 2016:

	Six months ended September 30, 2015	Six months ended September 30, 2016
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	$56.2	$56.5

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for almost 100% of our copper concentrate requirements during the first half of fiscal year 2017, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulfuric acid, gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the six months ended September 30, 2015 and 2016:

	For the Six Months Ended September 30,
	2015	2016
	(in US cents per pound)
Copper TcRc	24.1¢/lb	21.7¢/lb

The LME price of copper affects our profitability as we source copper concentrate substantially from third parties, which accounted for 100 % of our copper concentrate requirements in fiscal year 2016. We do not expect to source any copper concentrate from our copper mine, Mt. Lyell in the near future, as the mine has been placed under care and maintenance since July 2014 due to a mud slide and an incident of a rock falling on the ventilation shaft. The following table sets forth the daily average copper LME price for the six months ended September 30, 2015 and 2016:

	For the Six Months Ended September 30,
	2015	2016
	(in US dollars per ton)
Copper LME	$5,639	$4,751

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission or the CERC determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. For our Mettur power plant, we have entered into a contract with Telangana State Electricity Board (TSEB) for power supply from June 2016 to May 2017, following the completion of the sales contract with the Tamil Nadu Electricity Board. In the case of our 1980 MW thermal power plant at Talwandi Sabo, the project was set up through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process and in accordance with guidelines set out in the power purchase agreement with Punjab State Power Corporation Limited (“PSPCL”). Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets. The average power realization price (excluding TSPL) for the six months ended September 30, 2016 and September 30, 2015 was Rs. 2.03 and Rs. 2.21 per unit respectively due to the weaker power market. The average power realization price for TSPL for the six months ended September 30, 2016 was Rs 5.3 per unit based on the Plant Availability Factor (“PAF”).

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell large quantities of our products in India.

Hedging

We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, oil and gas extraction, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of our oil and gas business include expenditures incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts. Cess forms a major component of the cost of production and any increase/decrease in the rate of the cess will impact adversely/positively the result of the operations.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME prices a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its power requirement partially through its 60 MW captive power plant and partially from the grid run by the electricity department of the government and in the event the power requirement is not satisfied through the grid, we use generators. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources approximately 35% of its thermal coal requirement through linkage route from Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited. We entered into five-year supply agreements in 2008 for five units of 135 MW each, in 2009 for two additional units of 135 MW each and in 2014 for an additional two units of 135 MW each for the Jharsuguda 1,215 MW captive power plant. The remaining coal is sourced through open market purchases and imports. The contract entered in 2008 was further renewed in 2014 until 2018. Shortages of coal at Coal India Limited may require that a greater amount of higher priced imported coal be utilized. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia coal block. The total reserves at the Chotia block are 17.5 million tons with the annual production capacity of one million tons. The production commenced at the Chotia mine during the fourth quarter of fiscal year 2016. During the first half of fiscal year 2017, we secured coal linkages of 6 million tons per annum for captive power plants through auctions.

HZL continues to import coal from third party suppliers. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

For our zinc and iron ore business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In iron ore, logistics represents approximately 25 % to 30 % of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments.”

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs. We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, Cairn India’s oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the Jharsuguda 2,400 MW power facilities and three TSPL 660 MW power facilities are substantially outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represent a significant portion of our costs of production.

The cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis: (i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for the six months ended September 30, 2015 and 2016:

	For the Six Months Ended September 30,
	Unit of Measurement	2015	2016
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc)(1)	¢/lb	24.1	21.7

Cost of production before by-product revenue(2)
Zinc India(3)		$1,130	1,217
Zinc International(4)		$1,596	1,452
Oil and Gas(5)	$/boe	23.4	18.3
Iron ore(6)		$7.2	15.6
Copper smelting and refining(7)	¢/lb	15.5	14.3
Aluminium(8)		$1,673	1,479
Power – Jharsuguda 600 MW plant	Rs./unit	2.2	2.0

Cost of production net of by-product revenue(2)
Zinc India(3)		$1,052	1,131
Zinc International(4)		$1,439	1,331
Oil and Gas(5)	$/boe	23.4	18.3
Iron ore(6)		$7.2	15.6
Copper smelting and refining(7)	¢/lb	2.4	5.6
Aluminium(8)		$1,639	1,473
Power - Jharsuguda 600 MW plant	Rs./unit	2.2	2.0

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

(3)	Cost of production of zinc before by-product revenue increased from Rs. 72,582 per ton for the six months ended September 30, 2015, to Rs. 81,457 per ton for the six months ended September 30, 2016. The increase was, primarily due to lower volumes as per mine plan, regulatory headwind including higher clean energy cess on coal and higher mine development expenses, partially offset by cost reduction initiatives for operational and commercial efficiencies.
(4)	Cost of production before by-product credit decreased from $ 1,596 per ton for the six months ended September 30, 2015 to $ 1,452 per ton for six months ended September 30, 2016, a decrease of 9.0%. This was primarily driven by better realized Treatment Charges and Refinery Charges (TcRc), local currency depreciation, continued focus on labour and equipment productivity improvements, and other cost optimization initiatives.
(5)	Cost of production for oil and gas decreased to $18.3 per net boe for six months end September 30, 2016 from $ 23.4 per net boe for six months ended September 30, 2015. The decrease is primarily on account of optimizing facility maintenance and work-over activities. We also reduced blended operating costs in first half of the current fiscal year through renegotiating contracts and higher captive power generation, while maintaining polymer injections at our target level of 400,000 barrels of liquid per day. In India’s Union Budget for fiscal year 2017, oil cess, a tax on crude oil production, has effectively been reduced from Rs. 4,500 per tonne to 20% ad-valorem on realized prices.
(6)	Cost of production for iron ore was at $ 15.6 per ton for the six months ended September 30, 2016 compared to $ 24.6 per ton in fiscal year 2016. This was primarily due to recommencement of production in Goa after obtaining necessary approvals during the year and the implementation of a rigorous plan to focus on operational efficiency and reduction is commercial expenditures. As part of the Company’s cost reduction initiatives, logistics contracts have been optimized across transportation routes, modes and rates. Iron ore sourcing from nearby mines has been maximized to reduce freight cost. Also, a change in the blend and mix of coking coal has contributed to improved cost efficiency. Cost of production of $15.6 per tonne for six months ended September 30, 2016 can’t be compared with comparative prior period i.e. $7.2 per tonne for six months ended September 30, 2015 due to continued mining ban in Goa and $7.2 per tonne pertains to only Karnataka business for six months ended September 30, 2015.
(7)	Cost of production, when compared before offsetting the by-product and free copper revenue, decreased by 1.2 ¢/lb to 14.3¢/lb from 15.5 ¢/lb for the six months ended September 30, 2016 compared to six month ended compared to September 30, 2015, mainly due to higher volumes. When computing the net of by-product and free copper revenue, the cost increased from 2.4 ¢/lb for six months ended September 30, 2015 5.6 ¢/lb for six months ended September 30, 2016, mainly due to lower by-product credits, higher petroleum prices and increased clean energy cess on coal. Sulfuric acid realization impacted significantly with ADNOC prices reduced from US$140 per tonne in the first half of fiscal year 2016 to US$84 per tonne in the first half of fiscal year 2017.
(8)	Cost of production before adjusting by-product revenue decreased from Rs. 107,427 per ton in first half of fiscal year 2016 to Rs. 98,622 per ton in the first half of fiscal year 2017. The average cost of production of hot metal at Jharsuguda and Korba decreased due to various cost saving projects to increase operational efficiencies and reduce commercial spend. The initiatives include opportunistically procuring the raw materials and using alternative vendors to reduce spend, changing the specification of raw materials, renegotiating the service contracts and reducing logistic costs by optimizing rake movements.

We present below the cost of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses), excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulfuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•	Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. The Lisheen mine which ceased operations in December 2015, produced zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consisted of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal-in-concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal-in-concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of royalty fees and provision towards contribution to DMF and NMET are included in determining the cost of production at Goa, whereas at Karnataka iron ore business royalties are under the scope of the buyer. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

Our iron ore operations in Goa were recommenced in August 2015, after receiving necessary approvals from the state government. Our iron ore operations were suspended during fiscal year 2015 due to the continued mining ban in the state of Goa. Our cost of production of iron ore shows a significant decrease as the cost of production of fiscal year 2015 also accounts for factors in fixed administrative costs incurred in our Goa operations and Karnataka operations which will be now spread over to larger production compared to last year.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulfuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•	Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•	Cost of production of power for Jharsuguda 600 MW power plant (and excluding 274 MW HZL power plant, the TSPL 1,980 MW, IPP 600 MW BALCO power plant and the 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the periods indicated:

		For the Six Months Ended September 30,
Segment	Product	2015	2016
		(tons except where otherwise stated)
Zinc India	Zinc	398,273	252,079
	Lead	71,100	55,228
	Silver (Kilograms)	205,962	205,621
Zinc International
- Skorpion	Zinc	42,495	46,770
- BMM	Copper(1)	2,283	2,481
	Zinc(1)	14,029	13,207
	Lead(1)	16,795	22,080
Lisheen	Zinc(1)	53,873	—
	Lead(1)	6,171	—
Oil and Gas (on net basis)(2)	Crude Oil (mmbbls)	15.5	14.5
	Natural Gas (bscf)	1.0	2.0
Iron Ore	Saleable Ore Production (million dmt)	1.1	4.7
Copper	Copper cathode(3)	192,755	197,785
	Copper rods	103,037	109,035
Aluminium	Ingots(4)	277,512	278,148
	Value Added Products(4)(5)	166,340	238,876
	Hot Metal	20,094	23,977
Power	Power (Million Units)	5,789	6,039

Notes:

(1)	Refers to mined metal content in concentrate.
(2)	While computing EI production, Ravva royalty fees have not been netted off.
(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(4)	Includes production capitalized in first half of fiscal years 2015 and 2016 of 38kt and 57kt respectively.
(5)	Value added products of Aluminium include production of billets, rods and rolled products.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume. In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Profit Petroleum

The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts.

Profit Petroleum sharing between the GoI and the contractor is determined by PTRR Method (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan block as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the post-tax rate of return investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

The following table summarizes the current government share of Profit Petroleum for various development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2014	2015	2016
Ravva	60%	60%	60%
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Cambay – CB-X	60%	60%	60%
Rajasthan – DA1	30%	40%	40%
Rajasthan – DA2	20%	30%	40%

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI. The government share of Profit Petroleum as on September 30, 2016 is the same as March 31, 2016.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	March 1, 2011 to August 12, 2013	August 13, 2013 to February 29, 2016	March 1, 2016 to Present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.5%	2.5%	2.5%
Zinc	5.0%	5.0%	5.0%
Lead	5.0%	5.0%	5.0%
Silver	6.0%	10.0%	10.0%
Aluminium	5.0%	5.0%	7.5%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levied an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.5% (for the period from March 18, 2012 to February 28, 2015, the CVD was 12%) of the assessable value and basic custom duty, which is levied on imports in India. Education cess and secondary and higher education cess on CVD is reduced to nil from March 17, 2012 (prior to March 17, 2012 it was 3% of CVD).

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

In February 2011, the import duty on copper concentrate and rock phosphate was increased from 2.0% to 2.5%, and a 1% excise duty was also imposed on coal. The excise duty on coal was further increased to 2% vide notification dated March 17, 2012 in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on coal becomes 6%.

Goods imported for the purposes of “Petroleum operations” are exempt from customs duty under Notification No 12/2012 - Customs dated March 17, 2012, Sr. No. 358 and 359, conditions no 42 and 43 respectively. Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are subject to customs duty as per the applicable rates in force ranging between approximately 24% to 27% depending upon the classification of goods as stated in the customs tariff 2015-16. Pursuant to a notification in March 2013, a customs duty of 2.5% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2012 to September 20, 2013 (percentage of F.O.B value of exports)	September 21, 2013 to November 21, 2014 (percentage of F.O.B value of exports)	November 22, 2014 to November 14, 2016 (percentage of F.O.B value of exports)	November 15, 2016 to present (percentage of F.O.B value of exports)
Zinc concentrate	1.5%	1.3%	1.0%	Nil
Zinc ingots	2.0%	1.7%	1.9%	1.5%
Lead concentrate	1.5%	1.3%	1.0%	Nil

Further, with effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Marked Linked Focus Product Scheme. In the new scheme, no export incentive has been notified for copper products. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	October 1, 2011 to September 12, 2013	September 13, 2013 to March 31, 2014	April 1, 2014 to November 21, 2014	November 22, 2014 to November 14, 2016	November 15, 2016 to Present
Aluminium ingots	2.00%	1.70%	1.70%	1.90%	1.00%
Aluminium rods	2.00%	1.70%	1.70%	1.90%	1.00%
Aluminium billets	2.00%	1.70%	1.70%	1.90%	1.00%
Aluminium rolled products	3.00%	3.00%	1.90%	1.90%	1.50%

In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2% of the F.O.B value of exports made to the countries specified under the Merchandise Export from India Scheme (MEIS). The MEIS was implemented under the Foreign Trade Policy of India in 2015-20. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand. The GoI may further reduce export incentives in the future, which would adversely affect our results of operations. With effect from September 22, 2016, MEIS of 2% will be applicable on roll products.

In fiscal year 2015, export assistance premiums on aluminium rolled products were eliminated and duty exemption scheme of duty free import authorization was introduced to enable duty free import of inputs required for export production pursuant to Chapter 4 of the foreign trade policy whereby advance authorization for inputs and exports items was given under the Standard Input Output Norm (“SION”) policy scheme.

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the Free on Board value of exports).

Effective from March 1, 2011, the GoI raised export duty on iron ore fines and lumps from 5% and 10% respectively to an even rate of 20%, ad valorem on the Free on Board value of exports. Effective from December 30, 2011, the GoI further raised the rate of export duty on iron ore fines and lumps from 20% to 30%. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58% is 10%. With effect from March 1, 2016, the export duty on iron ore lumps (below 58%Fe content) has been reduced from 30% to nil and iron ore fines (below 58%Fe content) has been reduced from 10% to nil.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2017 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.61%. Non-resident companies was charged at statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.26% during fiscal year 2016.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax (“MAT”), whichever is greater. The effective MAT rate during fiscal year 2016 for Indian companies was 21.34% and for non-resident companies was 20.01% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

Service tax is applicable at 14% with effect from June 1, 2015. Further, an additional ‘Swacch Bharat Cess” at 0.5% with effect from November 14, 2015 and “Krishi Kalyan Cess” at 0.5% with effect from June 1, 2016 on the value of taxable services has been made applicable. Accordingly, the effective service tax rate is payable at 15%.

We pay service tax as a service provider and service recipient.

As a service provider: we pay service tax as a service provider at a rate of 12.36% to 15% under the following categories:

•	business support services;

•	oil transfer service;

•	port service; and

•	management consultant service.

As a service recipient- we pay service tax as a service recipient under following categories:

•	foreign service providers: we are responsible to pay service tax directly to tax authorities in case of foreign service providers who are not having any permanent establishment in India. In case service providers having a permanent establishment in India, they are responsible to recover the applicable service taxes and pay to tax authorities. We are also paying service tax as recipient of services on the parent company overheads payable to ultimate parent company, Vedanta Resources Plc;

•	service tax on fees payable to directors of company: we are paying service tax on the fees payable to non-executive/independent directors. The fee includes director sitting fees and/or any commissions payable to the directors;

•	other services: in the case of services received from any goods transport agency and payments towards any sponsorship, we are responsible to pay service tax directly to tax authorities as per the applicable rates; and

•	domestic service providers: In the case of certain services received from non-company domestic service providers, liability of payment of service tax has been casted on the recipient of services with effect from July 1, 2012 under Notification No. 30/2012-Service Tax dated June 20, 2012 as per the applicable rates.

We currently pay an excise duty of 12.5% with effect from March 1, 2015 (for the period from March 17, 2012 to February 28, 2015, the excise duty was 12% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale up to February 28, 2015). We charge the excise duty and additional charge to our domestic customers. We pay excise duty on metallurgical coke at the rate of 6.0% and on pig iron of 12.5%. HZL pays excise duty on silver at the rate of 8.5% effective from March 1, 2016 (8.0% prior to that) and an additional charge of 3.0% on the excise duty has been eliminated with effect from March 1, 2015. Goods procured for the purposes of “Petroleum Operations” and which are exempt from customs duty are also exempt from excise duty under notification 12 /2012-Central Excise dated March 17, 2012, Sr. No 336 provided conditions as provided have been satisfied, all goods supplied under international competitive bidding and are exempt from customs duty.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10% with effect from September 1, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014 and 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014 and 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30% of base royalty and NMET at 2% of base royalty, has been notified. The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 15% of pit mouth value (PMV) declared by the Indian Bureau of Mines along with DMF at 30% of base royalty and NMET at 2% of base royalty as notified.

Royalty is also payable at Cairn India to the state government of Rajasthan, Andhra Pradesh and Gujarat for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Until February 2016, cess is paid at the rate of Rs. 4500/MT for crude oil; pursuant to amendments in the Finance Act 2016, cess is paid at the rate of 20% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (NCCD) is paid at the rate of Rs. 50/MT; both NCCD and cess are cost recoverable. Sales tax payments are made at the rate of 2% (central sales tax) on sale of both crude oil and natural gas.

For the Ravva block, royalty is Rs. 481/MT and cess is fixed at Rs. 900/MT on crude oil and the same is cost recoverable. Royalty on natural gas is 10% of well-head value of gas. Sales tax payments stand at 2% (central sales tax) or 5% (value added tax) on crude oil and 14.5% value added tax on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of Rs. 50/MT. Sales tax payments (central sales tax) are made at a rate of 2% on crude oil and 15% (value added tax) on natural gas.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion; and

•	7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly established units in certain geographical areas are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	profits from newly constructed industrial undertakings engaged in production of oil and gas benefit from a tax holiday for a specified period; and

•	income from investment in mutual funds is exempt from a tax subject to certain conditions.

We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within Vedanta Limited and in some of our operating subsidiaries such as BALCO and HZL. HZL also benefits from a tax holiday exemption with respect to its zinc ingot melting and casting plant at Haridwar and silver refinery, zinc and lead melting casting plant at Pantnagar in the state of Uttarakhand in North India. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions and HZL has also benefited from establishing wind energy generating projects. In addition, a large part of Vedanta Limited, Cairn and HZL’s investment of surplus cash are in tax exempt instruments. Commercial power business also enjoys a tax exemption on their independent power plants for ten years from the date of commencement of their operations. The Vizag port is also subject to favorable tax treatment.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc, iron ore, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar South African Rand and Namibian dollar has the opposite effect on our results of operations.

The following table sets forth the average value of the Indian Rupee against the US dollar, Namibian dollar against the US dollar and the South African Rand against the US dollar for the periods indicated:

	For the Six Months Ended September 30,
	2015		2016
	(per US Dollar)
Indian Rupees	Rs.	64.23	Rs.	66.95
Namibia Dollars	NAD	12.53	NAD	14.55
South African Rand	ZAR	12.53	ZAR	14.55

Source:	Reserve Bank of India, oanda.com

The average exchange rate of the Indian Rupee against the US dollar was Rs. 66.95 per US dollar during the six months ended September 30, 2016 as compared to Rs. 64.23 per US dollar during the six months ended September 30, 2015, a depreciation of 4%, which improved our revenues.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our operating results as a percentage of revenue for the six months ended September 30, 2015 and 2016:

	For the Six Months Ended September 30,
	2015	2016
	(in percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales	(81.3)	(78.4)
Gross profit	18.7	21.6
Other operating income	1.0	0.8
Distribution cost	(1.5)	(2.1)
Administration expenses	(4.3)	(3.2)
Operating profit	14.0	17.1
Investment income	6.8	9.0
Finance costs	(8.9)	(10.1)
Profit before taxes	11.9	16.0
Tax expense	(5.2)	(4.3)
Profit for the period	6.7	11.7
Profit attributable to:
Equity holders of the parent	3.0	6.2
Non-controlling interest	3.6	5.5

Comparison of the six months ended September 30, 2016 and September 30, 2015

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue decreased from Rs. 332,892 million during the six months ended September 30, 2015 to Rs. 300,286 million ($ 4,510.2 million) during the six months ended September 30, 2016, a decrease of Rs. 32,606 million, or 10%. The decrease was primarily due to lower Brent prices and copper prices, a reduction in premiums across the metal businesses and lower volumes at Zinc India. This was partially offset by the commissioning of a power unit at Talwandi Sabo and the ramp up of projects at BALCO and Jharsuguda.

Other operating income decreased from Rs. 3,468 million during the six months ended September 30, 2015 to Rs. 2,488 million ($37.2 million) during the six months ended September 30, 2016, a decrease of Rs. 980 million primarily on account of write-backs considered in the first six months ended September 30, 2015 in our aluminium business.

Operating profit increased from Rs. 46,585 million during the six months ended September 30, 2015 to Rs. 51,448 million ($772.7 million) during the six months ended September 30, 2016, an increase of Rs.4,863 million, or 10.3%. The increase was largely due to higher volumes, decrease in the cost of production in each of our Zinc International, aluminium and oil & gas business, Rupee depreciation against the US dollar and reduction in depreciation on account of impairment loss charged to income statement in fiscal year 2016. Operating profit margin increased from 14.0% during the six months ended September 30, 2015 to 17.1% during the six months ended September 30, 2016.

Factors contributing to the increase in the operating profit were as follows:

•	Cost of sales decreased from Rs. 270,518 million during the six months ended September 30, 2015 to Rs. 235,527 million ($3,537.5 million) during the six months ended September 30, 2016, a decrease of Rs. 34,991 million, or 12.9%. Cost of sales decreased primarily due to the increase in production volume in our aluminum, power and iron ore businesses, cost efficiency programs and reduction in depreciation on account of impairment on oil and gas assets during the year ended March 31, 2016. As a result, cost of sales as a percentage of revenue decreased from 81.3%, during the six months ended September 30, 2015 to 78.4% during the six months ended September 30, 2016.

•	Distribution costs increased from Rs. 4,859 million during the six months ended September 30, 2015 to Rs. 6,335 million ($95.1 million) during the six months ended September 30, 2016, an increase of Rs.1,476 million, primarily due to the recommencement of iron ore operations compared to the corresponding prior period.

•	Administration expenses decreased from Rs. 14,398 million in the six months September 30, 2015 to Rs. 9,464 million ($142.1 million) during the six months ended September 30, 2016, a decrease of Rs. 4,934 million, or 34.3%, primarily due to lower spend on account of change in cess calculation method compared to last year (Current fiscal Year first half 20% ad valorem compared to Rs 4,500/mt in first half of last fiscal year), the closure of Lisheen Mine and lower zinc production. As a percentage of revenue, administration expenses decreased from 4.3% for the six months ended September 30, 2015 to 3.2% during the six months ended September 30, 2016.

Zinc India

Revenue in the Zinc India segment decreased from Rs. 73,896 million during the six months ended September 30, 2015 to Rs. 58,331 million ($876.1 million) during the six months ended September 30, 2016, a decrease of Rs. 15,565 million, or 21.1%. The decrease was primarily on account of lower volumes for zinc and lead which was partly offset by increase in zinc and silver LME prices. Specifically:

•	zinc ingot production decreased from 398,273 tons during the six months ended September 30, 2015 to 250,169 tons during the six months ended September 30, 2016, a decrease of 37.1%. This decrease was due to lower production from the Rampura Agucha open cast mine as per the mine plan. With the objective of mitigating the risk of any delays in the ramp-up of Rampura Agucha underground mine, Stage V was conceptualized in late 2014 to extend the life of the open cast mine to 2019-2020, deepening the pit by an additional 50 metres. However, concurrent mining at Rampura Agucha is leading to geotechnical challenges in both the open pit and underground. After deliberations with internal and global technical experts, Vedanta decided to modify Stage V and limit the incremental pit depth to 30 metres. This will mitigate pit wall challenges and significantly reduce waste-ore ratio, providing a fresh impetus to accelerating mine development at the underground mine in a safe manner. Zinc ingot sales also decreased from 397,603 tons during the six months ended September 30, 2015 to 243,988 tons during the six months ended September 30, 2016, a decrease of 38.6%, in line with mine production.

•	zinc ingot sales in the domestic market decreased from 262,193 tons during the six months ended September 30, 2015 to 190,055 tons during the six months ended September 30, 2016, a decrease of 27.5%. The export sales decreased from 135,410 tons during the six months ended September 30, 2015 to 53,933 tons during the six months ended September 30, 2016, a decrease of 60.2%. Our domestic sales as a percentage of total sales increased from 65.9% during the six months ended September 30, 2015 to 77.9% during the six months ended September 30, 2016.

•	the daily average zinc cash settlement price on the LME increased from $2,013 per ton during the six months ended September 30, 2015 to $2,089 per ton during the six months ended September 30, 2016, an increase of 4%.

•	the daily average lead cash settlement price on the LME decreased from $1,824 per ton during the six months ended September 30, 2015 to $1,797 per ton during the six months ended September 30, 2016, a decrease of 2%.

•	Zinc India did not sell any metal concentrate during the six months ended September 30, 2016, as well as six months ended September 30, 2015.

•	lead ingot production decreased from 74,798 tons during the six months ended September 30, 2015 to 55,228 tons during the six months ended September 30, 2016, a decrease of 26.1% in line with mine plan. Lead ingots sales decreased from 69,559 tons during the six months ended September 30, 2015 to 54,765 tons during the six months ended September 30, 2016, a decrease of 21.2 % in line with production.

•	silver ingot production was stable at 205,621 kg during the six months ended September 30, 2016 compared to 205,962 kg during the six months ended September 30, 2015. The daily average silver London Bullion Metal Association (LBMA) price increased from $502 per kg to $585 per kg, an increase of 17% during the six months ended September 30, 2016 as compared to the six months ended September 30, 2015. Sale of silver ingots increased from 188,383 kg during the six months ended September 30, 2015 to 196,358 kg during the six months ended September 30, 2016, an increase of 4.2%.

Operating profit in the Zinc India segment decreased from Rs. 35,965 million during the six months ended September 30, 2015 to Rs. 27,002 million ($405.6 million) during the six months ended September 30, 2016, a decrease of Rs. 8,963 million, or 24.9%. The decrease was on account of lower volumes, statutory headwinds including clean energy cess, offset by higher LME prices of zinc and silver, and Rupee depreciation against the US dollar. As a result, operating margin reduced from 48.7% during the six months ended September 30, 2015 to 46.2% during the six months ended September 30, 2016.

Zinc International

Revenue to external customers in the Zinc International segment decreased from Rs. 15,695 million during the six months ended September 30, 2015 to Rs. 11,382 million ($171.0 million) during the six months ended September 30, 2016, a decrease of Rs. 4,313 million or 27.5% primarily due to closure of Lisheen mines after successful operations in November 2015. Production at BMM was higher at 35,000 tons compared to 31,000 tons in corresponding prior period. At Skorpion, production increased by 5,000 tons. Specifically:

•	production of refined zinc metal at Skorpion increased from 42,295 tons during the six months ended September 30, 2015 to 46,771 tons during the six months ended September 30, 2016, an increase of 4,476 tons or 10.6%.

•	production of zinc metal in concentrate (MIC) from the Lisheen and BMM mines decreased from 67,902 tons during the six months ended September 30, 2015 to 13,207 tons during the six months ended September 30, 2016, a fall of 54,695 tons or 80.5% primarily due to closure of Lisheen mine which reported 53,872 tons in corresponding prior period. Production of lead MIC also decreased from 22,966 tons to 22080 tons, a decrease of 886 tons or 4%.

•	the daily average zinc cash settlement price on the LME increased from $2,013 per ton during the six months ended September 30, 2015 to $2,089 per ton during the six months ended September 30, 2016, an increase of 4%.

•	the daily average lead cash settlement price on the LME decreased from $1,824 per ton during the six months ended September 30, 2015 to $1,797 per ton during the six months ended September 30, 2016, a decrease of 2%.

Profitability in the Zinc International segment increased from an operating profit of Rs. 1,736 million during the six months ended September 30, 2015 to an operating profit of Rs. 4,946 million ($70.3 million) during the six months ended September 30, 2016, an increase of Rs. 2,947 million. Despite lower revenues, the increase was due mainly to lower cost of production, a higher contribution from increased grade and recovery, and exceptional insurance and royalty refunds. Depreciation was lower at 50% due to the Lisheen mine closure which was partly offset by an increase in the Skorpion asset base over a short mine life.

Oil and Gas

Revenue from external customers in the oil and gas segment decreased from Rs. 48,717 million during the six months ended September 30, 2015 to Rs. 39,225 million ($589.1 million) during the six months ended September 30, 2016, a decrease of Rs. 9,492 million, or 19.5%, primarily due to fall in oil prices and higher profit payouts to government towards profit petroleum at the Rajasthan block. Specifically:

•	Gross oil and gas production decreased from 38.0 mmboe during the six months ended September 30, 2015 to 36.0 mmboe during the six months ended September 30, 2016, a decrease of 5.3%. Working interest oil and gas production decreased from 23.7 mmboe during the six months ended September 30, 2015 to 23.0 mmboe during the six months ended September 30, 2016, a decrease of 2.9%.

•	Entitlement interest sales decreased from 15.7 mmboe during the six months ended September 30, 2015 to 14.8 mmboe during the six months ended September 30, 2016, a decrease of 0.9 mmboe or 5.7%. The decrease in sales is in line with the decrease in production.

•	all the oil and gas produced is sold domestically.

•	the daily average oil and gas cash settlement price on the European brent decreased from $56.0 per boe during the six months ended September 30, 2015 to $45.8 per boe during the six months ended September 30, 2016, a decrease of 18.2%. For Rajasthan and Cambay blocks, crude oil is benchmarked to Bonny Light, a West African low sulfur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. The implied crude price realization generally lies within the stated guidance of 8%-13% discount to Dated Brent for Rajasthan and 3%-6 % for Cambay, due to the prevailing oil market conditions. Movements in discount affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Operating loss in the oil and gas segment declined from Rs. 4,208 million during the six months ended September 30, 2015 to an operating profit of Rs. 2,142 million ($32.2 million) during the six months ended September 30, 2016, a profit increase of Rs. 6,350 million, or 150.9%. The increase in operating profit for the period was due mainly to lower depreciation and amortization charges on account of reduction in depletable pool due to booking of impairment of assets in fiscal year 2016.

Iron Ore

Revenue from external customers increased from Rs. 8,849 million during the six months ended September 30, 2015 to Rs.14,534 million ($218.3 million) during the six months ended September 30, 2016, an increase of Rs. 5,685 million, or 64.2%. The increase was due mainly to the resumption of mining in Goa and an increase in pig iron production offset by a decrease in realization price of pig iron:

•	iron ore production increased from 1.1 tons during the six months ended September 30, 2015 to 4.7 million tons during the six months ended September 30, 2016. The increase was due to a removal of mining ban in the state of Goa during fiscal year 2016. In Karnataka, production recommenced on February 28, 2015, and in Goa production started from August 2015 following the receipt of all requisite clearances and approvals.

•	The production of pig iron was higher by 16% from 319,954 tons in six months ended September 30, 2015 to 372,218 tons in six months ended September 30, 2016 whereas, metallurgical coke was reduced from 247,529 to 239,327, or by 3%. During the first half of the fiscal year 2017, production of pig iron ramped up to a record production level with available annual rated capacity of 742,000 tons.

Operating loss in the iron ore segment decreased from Rs. 789 million during the six months ended September 30, 2015 to operating profit of Rs. 2,940 million ($44.2 million) during the six months ended September 30, 2016, an increase in the profit by Rs.3,729 million. The decrease in loss was on account of increased iron ore sales volume.

Copper

Revenue in the copper segment decreased from Rs. 108,966 million for the six months ended September 30, 2015 to Rs.93,271 million ($1,400.9 million) for the six months ended September 30, 2016, a decrease of Rs. 15,695 million, or 14.4%. This decrease was primarily due to lower daily average copper LME prices and lower treatment and refining charges. Volumes were higher despite the 13 days unplanned outage due to boiler leakage during the six months ended September 30, 2016, Treatment and refining charge realized was 21.7 US cents per pound for the six months ended September 30, 2016 as compared to 24.1 US cents per pound for the six months ended September 30, 2015, a decrease of 10.0%. Specifically:

•	copper cathode production increased from 192,755 tons during the six months ended September 30, 2015 to 197,785 tons during the six months ended September 30, 2016, an increase of 5,030 tons, or 2.6%. Copper cathode sales were stable at 86,339 tons during the six months ended September 30, 2016 compared to 86,027 tons during the six months ended September 30, 2015.

•	production of copper rods increased from 103,037 tons during the six months ended September 30, 2015 to 109,035 tons during the six months ended September 30, 2016, an increase of 5.8%. Copper rod sales increased from 101,827 tons during the six months ended September 30, 2015 to 108,269 tons during the six months ended September 30, 2016, an increase of 6.3%. The increase in sales was in line with the increase in production.

•	sales of copper in the Indian market increased from 113,536 tons during the six months ended September 30, 2015 to 118,102 tons during the six months ended September 30, 2016, an increase of 4.0%, and our exports decreased from 101,827 tons during the six months ended September 30, 2015 to 76,507 tons during the six months ended September 30, 2016, a decrease of 24.9%. Our domestic sales as a percentage of total sales increased from 52.7% during the six months ended September 30, 2015 to 60.7% during the six months ended September 30, 2016. The daily average copper cash settlement price on the LME decreased from $5,639 per ton during the six months ended September 30, 2015 to $4,751 per ton during the six months ended September 30, 2016, a decrease of 16%.

•	net conversion costs increased from 2.4 US cents per pound during the six months ended September 30, 2015 to 5.6 US cents per pound during the six months ended September 30, 2016, due to lower by-product credits, higher petro prices and increased clean energy cess on coal. Sulfuric acid realization impacted significantly with ADNOC prices reduced from US$140 per ton in six months ended September 30, 2015 to US$84 per ton in six months ended September 30, 2016.

Operating profit in the copper segment decreased from Rs. 9,712 million during the six months ended September 30, 2015 to Rs. 7,463 million ($112.1 million) during the six months ended September 30, 2016, a decrease of Rs. 2,249 million, or 23.2%. The decrease in operating profit was primarily due to lower TCs/RCs and lower by-product credits, which was partially offset by improved operational efficiencies..

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 54,510 million during the six months ended September 30, 2015 to Rs. 57,799 million ($868.1 million) during the six months ended September 30, 2016, an increase of Rs. 3,289 million, or 6.1%, primarily due to higher volume and rupee depreciation. Specifically:

•	aluminium production increased from 463,947 tons during the six months ended September 30, 2015 to 541,002 tons during the six months ended September 30, 2016, an increase of 16.6%. We achieved a record half-yearly production of 541,000 tons of aluminium in six month ended September 30, 2016, with an exit run-rate of 1.1 million tons per annum (excluding trial run production) in September 2016. The commissioning of pots at the first line of the 1.25 million tons per annum Jharsuguda-II aluminium smelter was completed at the end of July 2016. However, this line was impacted by a power outage in early August, following which 168 pots were taken out of production. The impacted pots are currently being rectified, and 26pots have restarted till October 2016. The commissioning of the second line of Jharsuguda-II commenced in July 2016, with 202 pots having been commissioned in first half of fiscal year 2017, and the balance pots continuing to be commissioned. The third line of the Jharsuguda-II smelter will commence ramp-up from the end of the third quarter for fiscal year 2017, ahead of the earlier plan of the fourth quarter of fiscal year 2017. The BALCO-II smelter was commissioned, with all 336 pots operational in August 2016. However, a technical issue in September 2016 took 167 pots out of production. Rectification work is in progress and these pots are expected to be re-started by the fourth quarter of fiscal year 2017. The rolled product facility at BALCO, which was temporarily shut down in the second quarter of fiscal year 2016, has recommenced operations during the second quarter of fiscal year 2017, and produced 5,000 tonnes during the same quarter. Jharsuguda 1800 MW and BALCO 270 MW have been moved from the power segment to aluminium segment from April 1, 2016 onwards.

•	aluminium sales increased from 459,848 tons during the six months ended September 30, 2015 to 516,331 tons during the six months ended September 30, 2016, an increase of 12.3% in line with the increase in production from new smelter in Korba and Jharsuguda. Sales of aluminium ingots decreased from 282,782 tons during the six months ended September 30, 2015 to 267,464 tons during the six months ended September 30, 2016, a decrease of 5.4%. Rolled product sales decreased from 19,008 tons during the six months ended September 30, 2015 to 4,061 tons during the six months ended September 30, 2016, a decrease of 78.6%. Wire rod sales increased from 158,059 tons during the six months ended September 30, 2015 to 159,626 tons during the six months ended September 30, 2016, an increase of 1.0%.

•	aluminum sales in the domestic market decreased from 318,124 tons during the six months ended September 30, 2015 to 314,160 tons during the six months ended September 30, 2016, a decrease of 1.2%. Our aluminium exports increased from 141,724 tons during the six months ended September 30, 2015 to 202,171 tons during the six months ended September 30, 2016. Our domestic sales as a percentage of total sales decreased from 69.2% during the six months ended September 30, 2015 to 60.8% during the six months ended September 30, 2016.

•	the daily average aluminium cash settlement price on the LME decreased from $ 1,675 per ton during the six months ended September 30, 2015 to $1,596 per ton during the six months ended September 30, 2016, a decrease of 5%.

•	the benchmark Japanese premium decreased by $53 per ton during the six months ended September 30, 2016 as compared to the six months ended September 30, 2015.

Operating profit in the aluminium segment increased from Rs. 519 million during the six months ended September 30, 2015 to Rs. 2,472 million ($36.5 million) during the six months ended September 30, 2016, an increase of Rs. 1,953 million. This increase was primarily due to higher volumes, input commodity deflation, Rupee depreciation and cost savings initiatives, with one-off charges booked in corresponding prior period, due to Renewable Power Obligations. This increase was partly offset by increase in depreciation charges due to a ramp up in capacity.

Power

Revenue from external customers in the power segment increased from Rs. 21,782 million during the six months ended September 30, 2015 to Rs. 25,140 million ($385.6 million) during the six months ended September 30, 2016, an increase of Rs. 3,358 million or 15.4%, on account of commissioning of additional units at TSPL and BALCO over the past year. Specifically:

•	Power sold increased from 5,789 million units (MU) during the six months ended September 30, 2015 to 6,039 MU during the six months ended September 30, 2016. Jharsuguda 1800 MW and BALCO 270 MW have been moved from the power to Aluminium segment from April 1, 2016 onwards. The Jharsuguda 600MW power plant operated at a lower Plant Load Factor (PLF) of 62% in the six months ended September 30, 2016 (PLF 69% in the six months ended September 30, 2015) due to power evacuation constraints. At the Talwandi Sabo power plant, Power sales were significantly higher during the six months ended September 30, 2016. The third 660MW unit at TSPL achieved Commercial Operation Date (COD) on August 24, 2016 and was capitalized on September 1, 2016. In second quarter for fiscal year 2017, all three units operated at an availability of 77% (considering the third unit from September 1, 2016). In first quarter of fiscal year 2017 statutory shutdown was taken at one of the units. The Power Purchase Agreement with the Punjab State compensates Vedanta based on the availability of the plant. The 600 MW BALCO IPP units (2x300MW) operated at a PLF of 59% in H1, due to the weak power market. The MALCO power plant operated at a lower PLF of 28% in the first six months ended fiscal year 2017 compared to 77% in the first six months ended fiscal year 2016, due to lower offtake from Telangana State Electricity Board (TSEB). We have entered into a contract with TSEB for power supply from June 2016 to May 2017, following the completion of the sales contract with the Tamil Nadu Electricity Board.

•	Average power sale prices were lower in the first half of fiscal year 2017 at Rs. 4.36/unit compared with Rs. 4.86/unit in the previous year first half, primarily due to lower power realization rates on account of a weak power market.

•	During the first six month ended September 30, 2016, the average power generation cost was 3.04 Rs. / unit compared with 3.44 Rs. per unit in the corresponding period.

Operating profit in the power segment increased from Rs. 3,215 million during the six months ended September 30, 2015 to Rs. 5,349 million ($79.1 million) during the six months ended September 30, 2016, an increase of Rs. 2,134 million. The increase was primarily due to commissioning of additional units at the TSPL and BALCO power plants.

Investment Revenue

Investment revenue increased from Rs. 22,696 million during the six months ended September 30, 2015 to Rs.27,094 million ($406.9 million) during the six months ended September 30, 2016, an increase of Rs. 4,398 million, or 19.3%, mainly at Zinc India and Cairn India. Higher mark-to-market (MTM) gains on investment accruing in a falling interest rate environment in India, largely offset by lower investment corpus due to a special dividend of $1.8 billion paid by Zinc India in the beginning of first half of fiscal year 2017.

Finance costs

Finance costs increased from Rs. 29,606 million during the six months ended September 30, 2015 to Rs. 30,427 million ($457.0 million) during the six months ended September 30, 2016, an increase of Rs. 821 million or 2.8%. This was due to capitalization of new capacities in the Aluminium and Power businesses and an increase in INR-denominated borrowings in the borrowing mix. This was largely offset by the capitalization of interest in aluminium capacities under ramp up at the Jharsuguda-II smelter (whereas the interest was previously expensed when the project was temporarily placed on hold).

Tax expense

Tax expense was at Rs. 12,940 million ($194.3 million) during the six months ended September 30, 2016, as compared to Rs. 17,428 million during the six months ended September 30, 2015. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was at 27% during the six months ended September 30, 2016, as against 44.0% during the six months ended September 30, 2015.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 12,096 million during the six months ended September 30, 2015 to Rs. 16,484 million ($247.6 million) during the six months ended September 30, 2016, an increase of Rs. 4,388 million, or 36.3%. The increase was mainly on account of increase in the profit earned during the six months ended September 30, 2016 as against the earlier year period. Non-controlling interest as a percentage of profit was at 46.9% for six months ended September 30, 2016.

Liquidity and Capital

As of September 30, 2016, we had cash and short-term investments and deposits (excluding restricted cash) totaling Rs. 542,667 million ($8,150.6 million), short term borrowings of Rs. 254,600 million ($3,824.0 million) and long term borrowings of Rs. 412,122 million ($6,189.9 million). On a standalone basis, Vedanta Limited had cash and short-term investments totaling Rs. 20,801 million ($312.4 million) and borrowings of Rs. 417,653 million ($6,272.9 million).

The cash flow summary of net cash provided or used for the period indicated:

	For the Six Months Ended September 30,
	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Net cash provided by/ (used in):
Operating activities	91,377	70,951	1,065.8
Investing activities	(55,644)	(17,336)	(260.5)
Financing activities	(27,314)	(55,148)	(828.3)

Net Cash Provided by Operating Activities

Net cash from continuing operating activities was Rs. 70,951 million ($1,065.8 million) during the six months ended September 30, 2016 as compared to net cash from continuing operating activities of Rs. 91,377 million during the six months ended September 30, 2015. Net decrease in cash flows from operating activities was mainly due to following reasons:

•	Net proceeds from short term investments of Rs.58,893 million ($884.5 million) in the six months ended September 30, 2016 compared to net purchase of short term investments of Rs. 29,453 million in the six months ended September 30, 2015.

•	Cash used in operating assets and liabilities (working capital) in the six months ended September 30, 2016 was Rs.27,079 million ($406.6 million) compared to cash released of Rs. 63,949 million in the six months ended September 30, 2015.

•	Interest received of Rs. 11,392 million ($171.1 million) in the six months ended September 30, 2016 compared to Rs. 5,428 million in the six months ended September 30, 2015.

•	Income tax paid of Rs. 21,006 million ($315.5 million) in the six months ended September 30, 2016 compared to Rs. 9,884 million in the six months ended September 30, 2015.

•	Interest paid of Rs. 34,227 million ($514.1 million) in the six months ended September 30, 2016 compared to Rs. 26,889 million in the six months ended September 2015.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 17,336 million ($260.5 million) during the six months ended September 30, 2016 as compared to net cash used in investing activities of Rs. 55,644 million during the six months ended September 30, 2015. Decrease in net cash used in investing activities was due to:

•	Net cash inflow from short term deposits of Rs. 1,892 million ($28.4 million) in the six months ended September 30, 2016 as compared to net cash outflow of Rs. 12,225 million during the six months ended September 30, 2015.

•	Reduction in cash used in our expansion projects and in exploration to Rs.18,897 million ($283.9 million) in the six months ended September 30, 2016 as compared to Rs. 41,714 million in the six months ended September 30, 2015.

•	Decrease in net restricted cash and cash equivalents to Rs. 331 million ($5.0 million) in the six months ended September 30, 2016 as compared to Rs. 1,729 million in the six months ended September 30, 2015.

Net Cash used in Financing Activities

Net cash used in financing activities was Rs. 55,148 million ($828.3 million) during the six months ended September 30, 2016 compared to net cash used in financing activities of Rs. 27,314 million in the six months ended September 30, 2015 primarily on account of :

•	Net cash inflow from long term and short term debts (other than working capital, acceptances and related party debt) of Rs. 55,368 million ($831.6 million) in the six months ended September 30, 2016 as compared net cash outflow of Rs. 14,165 million in the six months ended September 30, 2015.

•	Net cash inflow from working capital loan and acceptances of Rs. 33,821 million ($508.0 million) in the six months ended September 30, 2016 as compared net cash inflow of Rs. 3,276 million in the six months ended September 30, 2015.

•	Net cash outflow towards loan repaid to related party of Rs. 98,808 million ($1484.1 million) in the six months ended September 30, 2016 as compared net cash outflow towards loan to related party of Rs. 1,377 million in the six months ended September 30, 2015.

•	Payment of dividends of Rs.45,529 million ($683.8 million) in the six months ended September 30, 2016 as compared to Rs. 15,048 million in the six months ended September 30, 2015.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 9 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL Limited and India Ratings and Research Private Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements

See “Note 15 of Notes to the Consolidated financial statements”

Qualitative Disclosures about Market Risk

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibian Dollar and South African Rand against the US dollar. Large or prolonged movements in exchange rates may have a material effect on our business, operating results, financial condition and/or prospects

We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee against the US dollar in line with our risk management policy. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures based on their maturity. Typically, all short term exposures are managed using simple instruments such as forward contracts. Longer term exposures, except part of net investment in foreign operations exposures, are typically unhedged. As long-term exposures draw nearer, we hedge them to insulate these from the fluctuations in the currency markets. All the long-term borrowings are hedged at the time of inception taking into account the borrowing currency and structure.

Hedging activities in India are governed by the RBI with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.

In our Australian and Zinc International operations, apart from funds to meet local expenses which are denominated in the respective local currencies, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.

We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. Our borrowings are principally denominated in Indian Rupees and US dollars with a mix of fixed and floating rates of interest. The US dollar debt is divided between fixed and floating rates (linked to US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

We do not enter into hedging instruments to manage interest rate risk for speculative purposes.

Commodity Price Risk

We are exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that we produce and sell will have an immediate and direct impact on the profitability of our businesses. We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments typically have a maturity of less than one year. The price of gas produced in some of our fields is fixed while in others it is linked to liquid fuels with a floor and ceiling mechanism and therefore has minimal exposure to market movements.

Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.

We do not enter into hedging instruments for speculative purposes.

Legal Proceedings

Proceedings by BALCO relating to direction by GoI not to declare us as the successful bidder in the e-auction of Gare Palma IV/1 coal mine

BALCO participated in the e-auction for Gare Palma IV/1 coal mine, and as the highest bidder during the auction, it attained preferred bidder status. Per the Coal Mines (Special Provisions) Act, 2015, following the determination of preferred bidder status, the Coal Ministry was to confirm the status based on the Nominated Authority’s recommendation. Based on the Coal Ministry’s recommendation, the Nominated Authority issued an order dated March 20, 2015 stating that BALCO should not be declared the successful bidder in respect of Gare Palma IV/1 Coal Mine since the final price did not reflect fair value. Instead, the Gare Palma IV/1 coal mine was allotted to Coal India Limited on March 23, 2015.

BALCO filed a writ petition before the Delhi High Court challenging the orders dated March 20, 2015 and March 23, 2015, arguing that the price bid by the company was ten times the floor price. The matter was heard on March 27, 2015 from which an interim order was passed stating that any action in respect of this coal mine will be subject to the outcome of the Court’s orders and that no equity or vested interest may be claimed by any third party in the mine. In the meantime, Coal India Limited was designated as the custodian of the mine. On May 25, 2015, the Delhi High Court disposed the petition with a direction to the GoI, and with the GoI’s agreement, to reassess the declaration of BALCO within 4 weeks as unsuccessful bidder even though it was the preferred bidder. By way of a letter dated July 29, 2015, the GoI rejected the representation of BALCO to accept its bid for the Gare Palma IV/1 coal mine. Thereafter, BALCO filed another writ petition before Delhi High Court challenging the rejection of the bid and its representation by the GoI, which was heard by the court on May 3, 2016 and orders have been reserved.

Separately, BALCO also filed an impleadment application in another batch of writ petitions filed by the Jindal Steels Private Limited (JSPL) before the Delhi High Court, where JSPL has requested to continue dumping fly ash in its operations of Gare Palma 2n3 block in the coal mine area of Gare Palma IV/1 block. JSPL has a power plant, coal handling plant and washery in the coal block, but its statutory approvals to continue dumping fly ash expired and were not renewed by the GoI. JSPL procured interim orders from the Delhi High Court to continue dumping fly ash in the coal mine area. In its application, BALCO requested to prohibit JSPL from using Gare Palma IV/1 coal block for dumping fly ash as it would interfere in its rights to use the coal mine block in the event that it successfully challenges the rejection of its original bid. BALCO withdrew its writ petition and the court permitted the same vide its order dated 30.09.2016

Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of a forest development tax at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy the forest development tax and ordered that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India against the High Court’s order. In November 2009, the Supreme Court of India ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On January 3, 2016, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Supreme Court of India, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Supreme Court and next hearing date is scheduled on January 2016. In the interim, the Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court.

In the meantime, the Govt. of Karnataka enacted the FDT Amendment Act which empowers the State to collect FDT at 12%, with retrospective effect from 2008, on the sale price of iron ore sold by us.

We filed a writ petition challenging constitutional validity of the FDT Amendment Act. The High Court heard our WP and granted temporary relief by directing the State government to not take any coercive action against us based on the newly enacted law.

Writ petition filed in the Delhi High Court by Cairn India Limited relating to export of crude oil from RJ Block

Cairn India Limited has filed a writ petition before the High Court of Delhi against the Directorate General of Foreign Trade (“DGFT”), the Ministry of Petroleum and Natural Gas (“MoPNG”), and Indian Oil Corporation Limited (“IOCL”) for the export of crude oil from the RJ Block.

Due to its nature and composition, RJ Block crude has the potential to be valued higher by refineries in other markets, beyond the prices being received from the GoI nominated buyers, namely IOCL and private refiners Reliance Industries Limited and Essar Oil Limited. Since 2009, Cairn has been receiving bids from international buyers and refiners offering prices that are an additional US$3-4 per bbl more than the domestic sale prices for RJ Block crude.

In accordance with the provisions of the RJ Block PSC and the applicable GoI policies for crude oil export, Cairn India Limited repeatedly requested IOCL and MoPNG to allow it to export RJ Block crude oil, to which there has been no firm response. Cairn India Limited also made written requests to the DGFT to intervene in the matter, which again proved unsuccessful.

In view of the aforesaid, Cairn filed a writ petition in the High Court of Delhi on December 11, 2015 to obtain relief in the form of orders to the DGFT, MoPNG and IOCL for approvals and authorizations to permit and facilitate the export of RJ Block crude oil, to the extent GoI nominated buyers are unable to cover the entire production. Through its order dated December 14, 2015, the High Court ordered the MoPNG, DGFT and IOCL to obtain necessary instructions on whether the GoI was willing to pick up the entire crude oil production from the RJ Block, or in the alternative was ready to grant permission to Cairn to directly export the crude oil not covered by the GoI nominees.

The GoI’s stance thus far has been to deny Cairn India Limited’s request for export, although it has yet to present its complete arguments to the High Court of Delhi justifying such denial. Relying on the lack of consent from the GoI, DGFT also rejected Cairn’s request for export permission on February 16, 2016. During the course of arguments, the High Court of Delhi disagreed with GOI’s observations on the construct of Article 18 and observed that there was no embargo on export in the PSC nor in the policy. On October 18, 2016, the writ petition was dismissed with liberty to refer the matter to dispute resolution as per PSC. Cairn is examining the judgment and considering all options including an appeal of the Court’s decision.

Arbitration proceedings on issues related to the cost recovery of the Ravva block

We along with other joint operation partners (the “Contractor Parties”) are involved in a dispute against GoI relating to the recovery of contractual costs in terms of calculation of payments that the Contractor Parties were required to make in connection with the Ravva field.

The Ravva production sharing contract obliges the Contractor Parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva production sharing contract (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry was to be recovered and calculated, along with other issues, was submitted to an international arbitration tribunal in August 2002 which rendered a decision on the ONGC Carry in favor of the Contractor Parties whereas four other issues were decided in favor of GoI in October 2004 (the “Partial Award”).

The GoI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. On October 11, 2011, the Federal Court of Malaysia adjudicated the matter and upheld the Partial Award. Per the decision of the arbitral tribunal with regards to Partial Award, the Contractor Parties and the GoI were required to arrive at a quantification of the sums relating to each of the issues under the Partial Award. Also, the arbitral tribunal retained the jurisdiction for determination of any remaining issues in the matter.

Pursuant to the decision of the Federal Court, the Contractor Parties approached the Ministry of Petroleum and Natural Gas (“MoPNG”) to implement the Partial Award while reconciling the statement of accounts as outlined in the Partial Award. GoI failed to implement the Partial Award by way of reconciling accounts as provided in the Partial Award ever since the Federal Court of Malaysia adjudicated in the Contractor Parties’ favor.

However, on July 10, 2014, MoPNG issued a show cause notice alleging that since the Partial Award has not been enforced the profit petroleum share of the GoI has been short-paid. MoPNG threatened to recover that amount from the sale proceeds payable by the oil marketing companies to the Contractor Parties. The Contractor Parties replied to the show cause notice taking various legal contentions. On March 9, 2015, a personal hearing took place between MoPNG and the Contractor Parties whereby the Contractor Parties expressed their concerns against such alleged unilateral recoveries and filed further written submissions on March 12, 2015.

Because the Partial Award did not quantify the sums, the Contractor Parties approached the same arbitral tribunal to pass a final award in the subject matter since the arbitral tribunal had retained the jurisdiction to do so. The arbitral tribunal has been reconstituted and the determination of the final award is sub judice before it. The reconstituted tribunal commenced hearings at the Hague on February 23, 2015, and the claimants approached the tribunal for interim relief to maintain the status quo against the MoPNG’s show cause notice and alleged unilateral recoveries directly through Ravva crude oil and gas buyers and the tribunal granted the interim-relief on June 26, 2015. The final hearing took place on June 26, 2016, and the parties were ordered to make their submissions, if any with respect to the cost of arbitration proceedings. The final award was passed by the tribunal on 26 October 2016, upholding that no further amounts are due from the claimants. With respect to arbitration costs, the award specifies that each party should bear costs equally. GoI has the right to challenge the final award and may also challenge its enforcement. While Cairn does not believe so, however if GOI is finally successful in its challenge, Cairn could be liable for approximately Rs 4259.55 million (US$63.98 million) and interest.

Proceedings related to the Imposition of Entry Tax

BALCO challenged the constitutional validity of a local statute levying entry tax on the entry of goods brought into the State of Chhattisgarh, India from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. BALCO paid the entry tax of Rs. 2,194.7 million ($ 33.1 million) under protest to the state government of Chhattisgarh until March 31, 2015. The matter was referred to the Supreme Court of India.

We also challenged the constitutionality of the Odisha Entry Tax Act. On February 18, 2008, the Odisha High Court held that (i) the Odisha entry tax is not compensatory, (ii) there should not be any entry tax on goods coming into Odisha which are not manufactured in Odisha, and (iii) that the Odisha Entry Tax Act is valid. This challenge was with regard to levy of entry tax on indigenous goods. The High Court order was challenged before the Supreme Court of India wherein the court ordered us to pay the entry tax amount towards earlier dues amounting to Rs. 35 million ($ 0.5 million) and amounts accruing from October 2009 on a monthly basis i.e. Rs. 0.8 million per month, until the matter is finally disposed. These amounts have been fully paid under protest.

In a related matter in respect of challenging the levy of entry tax on imported goods, on April 9, 2013 the Supreme Court of India ordered the deposit of 50% of the entry tax amount accrued until September 30, 2012, which amounted to Rs.1,196.2 million ($18.1 million). The amounts were paid as per the court order. However, as the entry tax demand was also partially on the SEZ operation, the same was challenged separately before the High Court of Odisha, Cuttack wherein we paid 50 % of the demand under protest as per the court order. The matter is pending adjudication. Meanwhile, the Government of Odisha notified its SEZ Policy 2015 in December 2015, exempting entry tax levy on SEZ operations and we are seeking exemptions relying on the same.

Furthermore, there was a demand of entry tax on March 26, 2012 for Rs. 727 million and interest of Rs. 492 million for the period from August 2007 to January 2012 on power business of the then SEL. We have paid the amount in accordance with the interim order of Supreme Court of India which was given pursuant to the holding of the Odisha High Court.

We are in compliance with the interim orders passed by the Supreme Court of India on both indigenous and imported goods. The challenges were heard by a nine judge bench of the Supreme Court and the court in its order rejected the compensatory nature of tax as a ground of challenge. The order maintains status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 8, 2016

VEDANTA LIMITED

By:	/s/ G.R. Arun Kumar
Name:	G.R. Arun Kumar
Title:	Chief Financial Officer